----                                                                        ----

                                                      WSIS SERIES TRUST

                                                        Wertheim Equity
                                                        Value Fund

                                                        Wertheim Small
                                                        Capitalization Value
                                                        Fund

                                                        Wertheim High Yield
                                                        Income Fund

                                                        Wertheim Investment
                                                        Grade Income Fund

                                                        Wertheim Short-Term
                                                        Investment
                                                        Fund
          WSIS Series Trust
            P.O. Box 8507
         Boston, Mass. 02266
            1-800-464-3108
                1095WS
                                                        ANNUAL REPORT
                                                        October 31, 1995

                               WSIS SERIES TRUST
                                 ANNUAL REPORT
                                OCTOBER 31, 1995

WSIS SERIES TRUST

INVESTMENT MANAGER

Schroder Wertheim Investment Services, Inc. (SWIS) is a wholly owned subsidiary of Schroders plc. Founded in 1927 as Wertheim & Co., the firm was renamed in 1995 following integration with the Schroder Investment Management Group which manages in excess of $100 billion for clients globally. The new organization now has an expanded capital base as well as total global representation in financial markets. As of October 31, 1995, Schroder Wertheim Investment Services, Inc. had over $4 billion in assets under management.

December 15, 1995

Dear Shareholder:

We are pleased to present the audited financial statements for WSIS Series Trust for the fiscal year ended October 31, 1995. This past fiscal year has been one providing extraordinary investment returns in U.S. common stocks and bonds with the S & P 500 up 26.4% and the Lehman Brothers Government/Corporate Index up 16.16% over the year to October 1995. The reason for this lies in the favorable economic environment for financial assets and the restructuring of U.S.
corporations which has provided a strong impetus to earnings. Specific discussion of performance for each fund is included in its respective section of the annual report.

The five funds in the WSIS Series Trust family provide a diversity of investment opportunity bound together by a common thread -- a conservative investment philosophy which emphasizes undervalued and generally out of favor securities carefully selected through rigorous fundamental research. This is a process which habitually demonstrates its optimum results in difficult market environments. Our goal in momentum driven bull-markets is competitive performance. In down and stable market periods our objective is to seek to produce very much above average results.

By way of background, the U.S. economy ended 1994 on a strong note, with real GDP growing at a 5.1% annual rate in the fourth quarter. Early in 1995, a series of factors coincided to dampen the rate of economic growth. These included the cumulative effect of tighter monetary policy on the credit sensitive areas of the economy, the impact of Mexico's economic crisis on U.S. exports, large tax payments owed by upper income individuals, and delayed payment of income tax refunds to the bulk of individual filers. The upshot was that growth slowed precipitously, and business found itself with too much inventory at a time of more sluggish demand. The consequent inventory adjustment exacerbated the economic slowdown through the middle part of 1995. The Federal Reserve reduced short term interest rates by 25 basis points in early July in response to weakening economic activity. Subsequently, however, the economy firmed, helped by the beneficial impact of lower long term interest rates on housing and other credit sensitive areas of the economy. Other positive influences have been ongoing strength in capital spending, diminution of import growth, and a waning of the temporary negative influences of income tax payments and the Mexican fiscal crisis.

We remain optimistic that the current economic cycle will continue through 1996 and beyond, as imbalances which normally herald recessions are notably absent. Inflation has been well controlled by a pro-active Federal Reserve and by fierce international competition in many key industries. Importantly, we do not believe that consumer debt is nearly as serious a problem as conventional wisdom would have it. Currently debt service costs are well below past peaks and the broad measures of delinquency rates remain subdued. Real GDP growth is forecast at 2.5% to 3.0% in 1996, moderate enough to prevent a material increase in inflation. Furthermore, the economic backdrop ought to be enhanced at some stage in the not too distant future by a budget package which will put fiscal policy on a more sustainable path and which would give the Federal Reserve room to implement another modest reduction in interest rates.

All of these factors lead us to believe that the long term investor will be rewarded, though we would not expect either index to perform as strongly in the next 12 months as in the past. Our investment style leads us constantly to reappraise the correct risk/reward strategy, based on fundamental analysis utilizing the extensive research resources of the investment adviser.

In connection with the investment managers integration with the Schroder Investment Management Group, Laura Luckyn-Malone, Managing Director of Schroder Capital Management International, Inc. and Director of Schroder Wertheim Investment Services, Inc., was appointed President of the Trust.

We thank you for your continued support of and interest in WSIS Series Trust.

Sincerely,

E. William Smethurst, Jr.                 Laura E. Luckyn-Malone
Chairman                                  President

                                       2
                               WSIS SERIES TRUST

WERTHEIM EQUITY VALUE FUND

PORTFOLIO AND STRATEGY REVIEW

Strong corporate profits and lower long-term interest rates combined to propel the equity market higher over both the six month and twelve month periods ended October 31, 1995. The Wertheim Equity Value Fund rose 8.70% for the six month period as compared with a 14.46% increase in the S & P 500 Index over the same period. For the year ended October 31, net assets were $38,088,350 and the Fund was up 18.63% versus 26.44% for the S & P 500. The principal reason for the underperformance was that the Fund began the fiscal year with a large cash position and subsequently an underweighting in healthcare and an overweighting in insurance rather than banking stocks at a time of consolidation in the banking sector.

We began the year with the belief that economic growth would slow in response to earlier Federal Reserve Bank monetary tightening, but that the pre-conditions for a recession were absent and that there was a strong likelihood of achieving a "soft landing". As indicated in the Letter to the Shareholders, our outlook remains unchanged. Accordingly, for both the six month and twelve month periods, the Fund's portfolio has been positioned with an overweighting in economically sensitive sectors of the market, most notably capital goods and consumer cyclicals. Most recently, however, two issues have begun to worry equity market participants. The first concern is the increasingly high valuations being placed on technology stocks which have been the leaders of the market. Several of our technology holdings hit target prices during the quarter and we sold them. Our weighting in this sector is therefore lower than at mid-year. The second issue is the extent to which slower economic growth will affect corporate earnings, which have been strong thus far in 1995. Investors are focused on how protracted the inventory reduction cycle will be and the impact it will have on profits in the manufacturing sector of the economy. In anticipation of some earnings weakness, we modestly reduced weightings in the basic industry and capital goods sectors and redeployed the proceeds into consumer staple and energy stocks. We believe, nevertheless, that the inventory correction has mostly run its course. In addition, we are seeing the beginning signs of a pick up in final demand. This should, in turn, lead to an improvement in manufacturing activity, although growth is not likely to be as strong as in 1994. We remain overweight in cyclical stocks based on their reasonable valuations and in anticipation of an increase in manufacturing activity. This emphasis, however, is less extreme than earlier as the earnings growth may not be as rapid as earlier in the cycle.

Technology, financial, and consumer staples were the three best performing sectors of the market over the six month and twelve month periods. Falling interest rates and bank consolidations spurred performance in the financial sector, while both secular and cyclical earnings growth rates have driven technology stocks higher. Consumer staples also outperformed the broad market as investors sought earnings consistency in the face of slower economic growth in the second and third calendar quarters. Overall, fund performance relative to the benchmark suffered moderately from cash holdings early in the year, from a concentration in insurance rather than bank stocks in the financial sector, and underweighting in the consumer staples area, particularly healthcare. Strong performance of our technology stocks and a mid-year overweighting in this sector benefited performance.

Of particular note in this area was the purchase last fall of CISCO SYSTEMS, INC., a computer networking company. Investor concern regarding the direction of network hardware solutions had led to a significant decline in the company's stock price.

                                       3
                               WSIS SERIES TRUST

Analysis of the company's business prospects as well as confidence in the strength of the overall economy indicated that the stock offered an extremely attractive value relative to the market and a compelling investment opportunity. Through October 31, 1995 the stock has gained over 200% from its initial purchase price in September 1994.

MANAGEMENT DISCUSSION

GIVEN THAT U.S. ECONOMIC GROWTH HAS PROCEEDED OVER THE PAST YEAR AS ANTICIPATED, WHY HAS THE FUND'S PERFORMANCE TRAILED THAT OF ITS BENCHMARK?

As mentioned earlier, the Fund was underweight in the healthcare sector and overweight in the insurance sector, rather than banking which performed more strongly. Both the extent of the negative impact of the inventory correction on third quarter profits for manufacturing companies and the market's negative reaction to those companies' fourth quarter earnings prospects, felt most heavily in October, were greater than expected. Additionally, the valuation of the preponderance of consumer staple and health care companies over the course of the entire year has not fit our strict valuation discipline. As the economy softened and interest rates continued to decline, the market valued the earnings of consumer staple companies more highly than we anticipated.

IS A MORE DEFENSIVE POSTURE CURRENTLY WARRANTED?

As indicated above, we trimmed our holdings in companies whose earnings for the fourth quarter and beyond were especially vulnerable to slower U.S. and European economic growth and modestly increased our exposure to energy and consumer staples companies. We believe, however, that it is necessary to be extremely selective in making investments in the consumer staple segment of the market especially given the sector's high valuation and strong performance over the past twelve months. Many of these stocks are trading at a significant premium to the market based on the multiple of current price to projected 1996 earnings. Among less cyclical issues, we find a more persuasive case for investment in major oil companies due to historically high relative yields, reasonable P/E multiples, and individual restructuring efforts. We still believe though that the consumer will be positive for economic growth and that the economy will return to a rate of growth moderately above trend-line for both 1996 and 1997. The combination of currently attractive valuations and an improving domestic economy lead us to believe that economically sensitive issues offer greater potential for outperformance and therefore are well represented in the Fund's portfolio.

                                       4
                               WSIS SERIES TRUST

 COMPARISON OF CHANGE IN VALUE OF A $10,000 INVESTMENT IN WERTHEIM EQUITY VALUE
                                      FUND

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

WERTHEIM EQUITY VALUE FUND
                             Fund Monthly   S&P 500 Monthly
Feb-94                            $10,000           $10,000
Feb-94                             $9,960            $9,901
Mar-94                             $9,450            $9,469
Apr-94                             $9,510            $9,591
May-94                             $9,730            $9,748
Jun-94                             $9,400            $9,509
Jul-94                             $9,700            $9,821
Aug-94                             $9,980           $10,224
Sep-94                             $9,490            $9,974
Oct-94                             $9,450           $10,199
Nov-94                             $9,080            $9,827
Dec-94                             $9,214            $9,973
Jan-95                             $9,426           $10,231
Feb-95                             $9,890           $10,630
Mar-95                            $10,051           $10,944
Apr-95                            $10,313           $11,265
May-95                            $10,575           $11,716
Jun-95                            $10,787           $11,988
Jul-95                            $11,200           $12,388
Aug-95                            $11,331           $12,417
Sep-95                            $11,522           $12,941
Oct-95                            $11,210           $12,894

The S & P 500 Index is a composite of the prices of 500 widely held U.S. stocks.

PERFORMANCE INFORMATION

                                           YEAR               LIFE OF
                                           ENDED            FUND ENDED
                                     OCTOBER 31, 1995    OCTOBER 31, 1995*
                                     -----------------  -------------------
Wertheim Equity Value Fund.........          18.63%               6.92%

*  Average annual  total return  from commencement  of operations  (February 16,
1994)

"TOTAL RETURN"  IS  CALCULATED  INCLUDING  REINVESTMENT  OF  ALL  DIVIDENDS  AND
DISTRIBUTIONS. RESULTS REPRESENT PAST PERFORMANCE AND DO NOT INDICATE FUTURE RESULTS. THE VALUE OF AN INVESTMENT IN THE FUND AND THE RETURN ON INVESTMENT BOTH WILL FLUCTUATE AND REDEMPTION PROCEEDS MAY BE HIGHER OR LOWER THAN AN INVESTOR'S ORIGINAL COST.

                                       5
                               WSIS SERIES TRUST

WERTHEIM SMALL CAPITALIZATION VALUE FUND

PORTFOLIO AND STRATEGY REVIEW

On October 31, 1995 the net assets of the Wertheim Small Capitalization Value Fund were $47,928,954. The Fund rose 7.49% for the six month period ended October 31, 1995, as compared with a 12.30% increase in the Russell 2000 Index over the same period. For the fiscal year ended October 31, 1995, the Fund rose 10.27%, also underperforming the Russell 2000 Index which appreciated 18.35% for the period.

This year's spectacular overall equity market performance has been led by traditional large cap growth companies, particularly multinational consumer non-durable and technology issues. Small cap companies tend not to be global, and small cap value benchmarks tend to be overweighted in financial and interest rate sensitive issues which have performed exceptionally well in 1995. The
Russell 2000 Index, for example has a 30% weighting in interest sensitive sectors such as financial services, utilities and REITS. Thus, it is not a wholly representative unmanaged benchmark for your Fund which is research intensive and focused on a narrow range of attractively priced equities. The top ten holdings account for 35.9% of the portfolio. Over the past year, small cap value names in general have become progressively cheaper on an absolute and on a relative basis. We have been buying well managed, small companies at steep multiple discounts to larger companies within their industry segment with higher expected earnings growth rates and generally stronger financial characteristics. Many of the Fund's investments lack Wall Street research sponsorship. Some are not easily categorized within an industry while others belong to industries which have fallen out of favor. Before investing, we try to identify a catalyst, which might spur great investor interest within a six to twelve month time frame. We are confident that our approach will deliver above average returns over a full market cycle.

We recently added TJX COMPANIES to the portfolio. TJX is a leader in domestic off-price retailing and came into our buying range when the retail sector collapsed in October because of unexpected bankruptcies. We are currently overweighted in the technology and capital goods sectors against the Russell 2000 Index and we remain underweighted in interest sensitive issues. We are neutrally weighted in consumer, basic industry and energy issues. Based on our expectations of future earnings growth, we believe that the Fund's portfolio is well positioned to deliver above average returns over the next 12 to 24 months.

MANAGEMENT DISCUSSION

HOW DO YOU VIEW PROSPECTS FOR SMALL CAPITALIZATION EQUITIES OVER THE NEXT 12 TO 18 MONTHS?

We think that we are in the middle of a normal 6 - 8 year small cap cycle, when small companies outperform large company equities. The first leg of the current cycle began in late 1990 and ended in February 1994 when the Federal Reserve Bank began tightening U.S. interest rates. We believe the "soft economic landing" being orchestrated by the Federal Reserve will stimulate the second leg of the current small cap cycle. Typically the second phase of a small cap cycle tends to be more powerful than the first because of price earnings ratio expansion in the second phase.

                                       6
                               WSIS SERIES TRUST

HOW DO SMALL COMPANIES FARE IN A SLOW GROWTH ECONOMY?

A slow growth economy has historically favored small companies which have been able to demonstrate superior earnings growth versus mature companies because they tend to be highly efficiently run, and more focused to exploit market niches. Low inflation and lower interest rates also benefit small companies to a greater degree than large ones as it is an easier environment for them to borrow and grow. The U.S. dollar appears to have bottomed, strengthening somewhat from its lows, which could make earnings comparisons for large multinational companies more difficult. Finally, favorable capital gains legislation could occur this year. Historically, capital gains cuts have favored small stocks because their total returns are derived more heavily from capital gains rather than dividends.

WHY ARE YOU OVERWEIGHTED IN TECHNOLOGY?

Technology is not monolithic. It comes in all sizes, shapes and varieties, but its common theme is enhancement of global productivity. We invest from the bottom up, not the top down. Our overweighting is a consequence of our selection process to find quality companies with strong niche positions in markets that can demonstrate above average growth where we can buy that growth at below average valuation parameters.

                                       7
                               WSIS SERIES TRUST

             COMPARISON OF CHANGE IN VALUE OF A $10,000 INVESTMENT
                  IN WERTHEIM SMALL CAPITALIZATION VALUE FUND

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

   WERTHEIM SMALL
       CAPITAL
                        Fund Monthly  Russell 2000 Monthly
Feb-94                       $10,000               $10,000
Feb-94                        $9,880                $9,982
Mar-94                        $9,880                $9,455
Apr-94                        $9,800                $9,511
May-94                        $9,690                $9,404
Jun-94                        $9,460                $9,084
Jul-94                        $9,520                $9,233
Aug-94                        $9,800                $9,748
Sep-94                        $9,810                $9,716
Oct-94                        $9,770                $9,678
Nov-94                        $9,300                $9,287
Dec-94                        $9,490                $9,537
Jan-95                        $9,210                $9,416
Feb-95                        $9,540                $9,808
Mar-95                        $9,743                $9,977
Apr-95                       $10,023               $10,198
May-95                       $10,383               $10,374
Jun-95                       $10,643               $10,912
Jul-95                       $11,194               $11,541
Aug-95                       $11,354               $11,780
Sep-95                       $11,364               $11,990
Oct-95                       $10,774               $11,454

The Russell 2000 Index is a broad based measure of small capitalization U.S. equity market performance.

PERFORMANCE INFORMATION

                                           YEAR               LIFE OF
                                           ENDED            FUND ENDED
                                     OCTOBER 31, 1995    OCTOBER 31, 1995*
                                     -----------------  -------------------
Wertheim Small Capitalization Value
 Fund..............................          10.27%               4.46%

* Average  annual total  return from  commencement of  operations (February  16,
1994)

"TOTAL RETURN" IS CALCULATED INCLUDING REINVESTMENT OF ALL DIVIDENDS AND DISTRIBUTIONS. RESULTS REPRESENT PAST PERFORMANCE AND DO NOT INDICATE FUTURE RESULTS. THE VALUE OF AN INVESTMENT IN THE FUND AND THE RETURN ON INVESTMENT BOTH WILL FLUCTUATE AND REDEMPTION PROCEEDS MAY BE HIGHER OR LOWER THAN AN INVESTOR'S ORIGINAL COST.

                                       8
                               WSIS SERIES TRUST

WERTHEIM HIGH YIELD INCOME FUND

PORTFOLIO AND STRATEGY REVIEW

On October 31, 1995, the net assets of the Wertheim High Yield Income Fund were $20,488,945. Over the past 6 and 12 months, the Fund's total return was 2.53% and 9.16% compared with the Salomon Brothers High Yield Market Index which returned 7.51% and 16.78%, respectively. The underperformance was primarily due to significant declines in value of three holdings which accounted for approximately 6.5% of the Fund's assets.

In reviewing the investment approach to the Fund and consistent with our economic overview, management's focus is to increase the relative weighting of higher quality 'BB' securities in the portfolio in order to raise average credit quality. In January the Fund held approximately 17.3% of its assets in 'BB' securities, but by October this weighting had increased to 33.9%. Consequently, as of October 31, the percentage of the Fund invested in 'CCC' or non-rated securities had dropped from more than 30% to less than 7%. Also, there has been an underweighting of consumer sensitive sectors such as retailing and restaurants owing to management's expectations for continuing disappointment over profitability levels. The exposure to sectors which perform poorly in low inflation environments such as grocery stores has also been tightly controlled.

The sharp reduction in interest rates over the course of the fiscal year resulted in the 'BB' sector of the High Yield market outperforming the 'B' sector by over 400 basis points in the index. At the same time a perception of a slowdown in the economy has produced a bias toward a "flight to quality" within the sector wherein weaker credits have underperformed markedly. The perceived slowdown has also resulted in greater pricing volatility in cyclical sectors as recent gains in some commodity prices have been judged by some investors to be short lived. Another factor has been the rise in equity values within the media sectors where deregulation and growing penetration rates have raised expectations of future profitability.

The High Yield Index outperformed the High Grade Index by over 100 basis points over the last 12 months. During the period, larger, higher quality issues generally outperformed the Index averages. For example, the Fund's two largest holdings, NORTHWEST AIRLINES TRUST (13.875% subordinated notes due 6/21/08) and MOBILE TELECOMMUNICATION TECH CORP. (13.50% senior notes due 12/15/02) appreciated by 15% and 13% respectively since purchased during the fiscal year.

Clearly the past year's performance has been disappointing. However, management believes that the focus on higher quality credits has now positioned the Fund well for the new fiscal year. During the year, the investment adviser has made additional research resources available to your management team, which, we believe, will help us to achieve more competitive long term returns.

                                       9
                               WSIS SERIES TRUST

MANAGEMENT DISCUSSION

HOW DOES SCHRODERS' OUTLOOK FOR THE ECONOMY IMPACT OUR EXPECTATIONS FOR THE HIGH YIELD MARKET IN 1996?

In our opinion, the U.S. economy is likely to be a little more robust in 1996 than the current market consensus would have it. The consumer sector remains relatively buoyant and the export side of the economy should be aided by the competitiveness of the U.S. dollar in the world market. This should augur well for the corporate sector in the U.S. and, in turn, for the High Yield market. In addition, we expect the asset class to continue to experience inflows of new investment given the attractive yield available compared with other fixed income alternatives.

HOW DO YOU RESEARCH HIGH YIELD SECURITIES?

Our approach to researching High Yield credits begins with a "top down" analysis of the economy. At this stage, we assess both the general state of key variables (such as growth and inflation) and any trends in factors (such as commodity prices) which are likely to leave an impact upon individual sectors of the economy. This results in our industrial sector weightings within the portfolio.

We then review the individual companies within each sector, identifying those which appear fundamentally over or under-valued. This process includes a thorough review of financial statements, discussions with management and preparation of financial projections. The final stage in the research process is an analysis of the outstanding debt securities of the companies we follow, taking into account the specific structure of each security.

Sell recommendations arise when we conclude that a security has lost relative attractiveness due to simple price appreciation or to a more fundamental review of the outlook for the company.

                                       10
                               WSIS SERIES TRUST

  COMPARISON OF CHANGE IN VALUE OF A $10,000 INVESTMENT IN WERTHEIM HIGH YIELD
                                  INCOME FUND

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

WERTHEIM HIGH YIELD
                      Fund Monthly  Salomon High Yield Index
Feb-94                     $10,000                   $10,000
Feb-94                      $9,977                    $9,957
Mar-94                      $9,565                    $9,587
Apr-94                      $9,424                    $9,499
May-94                      $9,265                    $9,533
Jun-94                      $9,332                    $9,543
Jul-94                      $9,362                    $9,637
Aug-94                      $9,362                    $9,691
Sep-94                      $9,363                    $9,665
Oct-94                      $9,341                    $9,667
Nov-94                      $9,260                    $9,561
Dec-94                      $9,169                    $9,665
Jan-95                      $9,295                    $9,807
Feb-95                      $9,585                   $10,134
Mar-95                      $9,723                   $10,239
Apr-95                      $9,945                   $10,480
May-95                      $9,885                   $10,792
Jun-95                      $9,885                   $10,869
Jul-95                     $10,080                   $10,999
Aug-95                     $10,112                   $11,067
Sep-95                     $10,101                   $11,195
Oct-95                     $10,197                   $11,290

The Salomon Brothers High Yield Market Index is a composite of issues with short, medium and long term maturities and quality ratings by S&P between BB and CCC.

PERFORMANCE INFORMATION

                                           YEAR               LIFE OF
                                           ENDED            FUND ENDED
                                     OCTOBER 31, 1995    OCTOBER 31, 1995*
                                     -----------------  -------------------
Wertheim High Yield Income Fund....           9.16%               1.14%

* Average  annual total  return from  commencement of  operations (February  16,
1994)

"TOTAL RETURN" IS CALCULATED INCLUDING REINVESTMENT OF ALL DIVIDENDS AND DISTRIBUTIONS. RESULTS REPRESENT PAST PERFORMANCE AND DO NOT INDICATE FUTURE RESULTS. THE VALUE OF AN INVESTMENT IN THE FUND AND THE RETURN ON INVESTMENT BOTH WILL FLUCTUATE AND REDEMPTION PROCEEDS MAY BE HIGHER OR LOWER THAN AN INVESTOR'S ORIGINAL COST.

                                       11
                               WSIS SERIES TRUST

WERTHEIM INVESTMENT GRADE INCOME FUND

PORTFOLIO AND STRATEGY REVIEW

On October 31, 1995, the net assets of the Wertheim Investment Grade Income Fund were $23,703,963. The Fund returned 15.62% for the fiscal year compared with the Lehman Brothers Government/Corporate Index which returned 16.16%. For the six months to October 31, 1995 the Fund's return was 7.95% compared to 8.61% from the index.

Throughout the fiscal year, management has believed that the most attractive relative values were evident in the corporate sector at a time when corporate profits were growing rapidly. Our economic forecast suggested that year over year economic growth was to be moderate with modestly increasing levels of inflation. Our growth expectations have been accurate while inflation has been less than expected. In this environment, corporate profits would continue to exhibit strong growth. Based on the assessment of management's internal research capability, both money center and regional bank and finance issues were identified as offering particularly good value. Not only was restructuring well underway because of consolidation of the industry, but banks have been witnessing an upturn in loan demand and improvement in asset quality. By October 1995, the Fund reached a weighting of 49% in corporates with 25% in the financial sector. By contrast, prepayments were volatile in the mortgage sector, thereby creating difficulty in determining the correct average life. Consequently the Fund's weighting in mortgages at the end of the fiscal year was only 1%.

In 1995, parts of the U.S. Agency sector came into our buying range as they offered relative value. Discount callable agency notes offered attractive yields relative to alternative U.S. Treasury or very high quality corporate notes. Therefore the Fund's weighting in this sector was built up to 8% of assets over the fiscal year. As the movement of interest rates has been difficult to forecast this past year, management's focus has been on security selection as opposed to interest rate timing, with a result that the Fund's modified duration (statistical measure of price volatility) of 4.8 years is not dissimilar from that of the benchmark.

                                         WERTHEIM      LEHMAN BROTHERS
                                     INVESTMENT GRADE    GOVERNMENT/
                                       INCOME FUND     CORPORATE INDEX
                                     ----------------  ---------------
Modified duration..................     4.8 years         5.1 years
Average Maturity...................     6.7 years         9.6 years
Sectors
  U.S. Treasury/Agency.............        41%               76%
  Corporates.......................        49%               24%
  Mortgages........................         1%               0%
  Cash Equivalents.................         9%               0%

                                       12
                               WSIS SERIES TRUST

MANAGEMENT DISCUSSION

DOES THE FUND INVEST IN DERIVATIVE SECURITIES?

We manage the Wertheim Investment Grade Income Fund conservatively with a focus on preservation of capital, so we seek to avoid any security we view as excessively risky. The only securities the Fund normally holds that might be considered "derivatives" are high quality collateralized mortgage obligations and other asset-backed securities. Investment in such securities at October 31, represents less than 2% of the portfolio's total net assets. The Fund invests in these securities because they tend to produce higher current income than many other fixed-income securities and because they can be useful in adjusting the Fund's duration. Such securities may be subject to prepayment or other risks described more fully in the Fund's prospectus.

LOOKING OUT TO 1996, WHAT IS YOUR VIEW ON INTEREST RATES?

For 1996, our outlook on interest rates remains cautious. As mentioned in the Letter to the Shareholders, the Federal Reserve may implement another modest rate reduction dependent upon the budget package that is passed. At the same time, continued GDP expansion could increase the potential for inflation. While inflation could lead to higher rates, we do not believe inflationary pressure will be strong enough to significantly impact yields. We will continue to monitor the effect these factors have on rates and make any necessary adjustments to the portfolio duration accordingly.

                                       13
                               WSIS SERIES TRUST

  COMPARISON OF CHANGE IN VALUE OF A $10,000 INVESTMENT IN WERTHEIM INVESTMENT
                               GRADE INCOME FUND

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

WERTHEIM INVESTMENT GRADE
                                                       Lehman Bros.
                             Fund Monthly              Gov't./Corp.
Feb-94                            $10,000                   $10,000
Feb-94                             $9,968                    $9,945
Mar-94                             $9,708                    $9,701
Apr-94                             $9,578                    $9,621
May-94                             $9,548                    $9,604
Jun-94                             $9,502                    $9,581
Jul-94                             $9,696                    $9,773
Aug-94                             $9,689                    $9,777
Sep-94                             $9,526                    $9,629
Oct-94                             $9,511                    $9,619
Nov-94                             $9,492                    $9,601
Dec-94                             $9,567                    $9,665
Jan-95                             $9,727                    $9,850
Feb-95                             $9,983                   $10,079
Mar-95                            $10,047                   $10,146
Apr-95                            $10,186                   $10,288
May-95                            $10,626                   $10,720
Jun-95                            $10,700                   $10,805
Jul-95                            $10,643                   $10,763
Aug-95                            $10,771                   $10,890
Sep-95                            $10,859                   $11,001
Oct-95                            $10,996                   $11,163

The Lehman Brothers Government/Corporate Index is a composite of investment grade issues with maturities greater than one year.

PERFORMANCE INFORMATION

                                           YEAR               LIFE OF
                                           ENDED            FUND ENDED
                                     OCTOBER 31, 1995    OCTOBER 31, 1995*
                                     -----------------  -------------------
Wertheim Investment Grade Income
 Fund..............................          15.62%               5.77%

* Average  annual total  return from  commencement of  operations (February  22,
1994)

"TOTAL RETURN" IS CALCULATED INCLUDING REINVESTMENT OF ALL DIVIDENDS AND DISTRIBUTIONS. RESULTS REPRESENT PAST PERFORMANCE AND DO NOT INDICATE FUTURE RESULTS. THE VALUE OF AN INVESTMENT IN THE FUND AND THE RETURN ON INVESTMENT BOTH WILL FLUCTUATE AND REDEMPTION PROCEEDS MAY BE HIGHER OR LOWER THAN AN INVESTOR'S ORIGINAL COST.

                                       14
                               WSIS SERIES TRUST

WERTHEIM SHORT-TERM INVESTMENT FUND

PORTFOLIO AND STRATEGY REVIEW

For the fiscal year ended October 31, 1995 the Wertheim Short-Term Investment Fund realized a 5.02% total return compared with 5.95% return from 90 day U.S. Treasuries, and for the six months ended October 31, 1995 the return was 2.40% compared with the Treasury Bill's 2.82%. The Fund underperformed the Treasury Bill in the 6 and 12 month periods due to the very small incremental yields available in alternative securities. Net assets at the end of the fiscal year were $33,935,878.

Management's strategy has been to take advantage of the positive yield curve to increase the yield on each security. The positive yield curve (the additional yield obtained by longer maturities) allowed for a modest extension of maturity with a small pick up in yield. For example, on January 1, 1995 the six month Treasury Bill yielded 6.5% versus only 5.7% on the 90 day T-Bill. As securities matured, new issues at the longer end of the maturity ladder were purchased. Secondly, part of the portfolio was invested in the corporate or government agency sectors, utilizing management's extensive internal research resources to identify attractively valued securities. These offered at least 25 basis points additional yield over U.S. Treasuries in the past 12 months. Valuations of mortgage backed securities were insufficiently attractive to merit inclusion in the portfolio. At the end of October, the Fund's structure was:

U.S. Agency Notes..................          62%
AAA................................          33%
AA.................................           5%

                                       15
                               WSIS SERIES TRUST

  COMPARISON OF CHANGE IN VALUE OF A $10,000 INVESTMENT IN WERTHEIM SHORT-TERM
                                INVESTMENT FUND

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

WERTHEIM SHORT-TERM INVESTMENT
                                                   90-Day Treasury
                                 Fund Monthly                 Bill
Jan-94                                $10,000              $10,000
Jan-94                                $10,015              $10,018
Feb-94                                 $9,995              $10,045
Mar-94                                 $9,998              $10,075
Apr-94                                 $9,957              $10,107
May-94                                $10,006              $10,144
Jun-94                                $10,047              $10,180
Jul-94                                $10,067              $10,218
Aug-94                                $10,114              $10,257
Sep-94                                $10,143              $10,298
Oct-94                                $10,183              $10,340
Nov-94                                $10,203              $10,387
Dec-94                                $10,246              $10,436
Jan-95                                $10,292              $10,489
Feb-95                                $10,348              $10,541
Mar-95                                $10,382              $10,593
Apr-95                                $10,445              $10,645
May-95                                $10,497              $10,697
Jun-95                                $10,538              $10,747
Jul-95                                $10,572              $10,799
Aug-95                                $10,625              $10,648
Sep-95                                $10,656              $10,897
Oct-95                                $10,695              $10,949

The 90 Day U.S. Treasury Bill return is an average return on three month U.S. Treasury Bills.

PERFORMANCE INFORMATION

                                           YEAR               LIFE OF
                                           ENDED            FUND ENDED
                                     OCTOBER 31, 1995    OCTOBER 31, 1995*
                                     -----------------  -------------------
Wertheim Short-Term Investment
 Fund..............................           5.02%               3.79%

* Average annual total return from commencement of operations (January 11, 1994)

"TOTAL RETURN" IS CALCULATED INCLUDING REINVESTMENT OF ALL DIVIDENDS AND DISTRIBUTIONS. RESULTS REPRESENT PAST PERFORMANCE AND DO NOT INDICATE FUTURE RESULTS. THE VALUE OF AN INVESTMENT IN THE FUND AND THE RETURN ON INVESTMENT BOTH WILL FLUCTUATE AND REDEMPTION PROCEEDS MAY BE HIGHER OR LOWER THAN AN INVESTOR'S ORIGINAL COST.

                                       16
                               WSIS SERIES TRUST

PERFORMANCE INFORMATION

The following figures represent performance through the calendar quarter ended September 30, 1995.

                                            YEAR                 LIFE OF
                                            ENDED              FUND ENDED
                                     SEPTEMBER 30, 1995    SEPTEMBER 30, 1995*
                                     -------------------  ---------------------
Wertheim Equity Value Fund.........           21.42%                 9.13%
Wertheim Small Capitalization Value
 Fund..............................           15.84%                 8.20%
Wertheim High Yield Income Fund....            7.88%                 0.62%
Wertheim Investment Grade Income
 Fund..............................           13.99%                 5.27%
Wertheim Short-Term Investment
 Fund..............................            5.02%                 3.75%

* Average annual total returns from commencement of operations (February 16, 1994 for Wertheim Equity Value Fund, Wertheim Small Capitalization Value Fund and Wertheim High Yield Income Fund; February 22, 1994 for Wertheim Investment Grade Income Fund and January 11, 1994 for Wertheim Short-Term Investment Fund)

"TOTAL RETURN" IS CALCULATED INCLUDING REINVESTMENT OF ALL DIVIDENDS AND DISTRIBUTIONS. RESULTS REPRESENT PAST PERFORMANCE AND DO NOT INDICATE FUTURE RESULTS. THE VALUE OF AN INVESTMENT IN A FUND AND THE RETURN ON INVESTMENT BOTH WILL FLUCTUATE AND REDEMPTION PROCEEDS MAY BE HIGHER OR LOWER THAN AN INVESTOR'S ORIGINAL COST.

                                       17
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                           WERTHEIM EQUITY VALUE FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995

                                      Name of Issuer
                                    and Title of Issue                                        Shares                Value
------------------------------------------------------------------------------------------  -----------          -----------
COMMON STOCKS - 91.4%
  BASIC INDUSTRY - (6.2%)
    Ferro Corporation.....................................................................      27,000           $   624,375
    James River Corporation of Virginia...................................................      30,300               973,387
    LTV Corporation New (1)...............................................................      55,000               770,000
                                                                                                                 -----------
                                                                                                                   2,367,762

  CAPITAL GOODS - (14.5%)
    Allied Signal, Incorporated...........................................................      26,300             1,117,750
    General Electric Company..............................................................      18,600             1,176,450
    General Signal Corporation............................................................      30,900               984,937
    Minnesota Mining & Manufacturing Company..............................................      15,500               881,562
    Textron, Incorporated.................................................................      16,900             1,161,875
    Trinova Corporation...................................................................       7,300               205,313
                                                                                                                 -----------
                                                                                                                   5,527,887

  CONSUMER CYCLICAL - (16.4%)
    Charming Shoppes, Incorporated........................................................      71,600               205,850
    Dillard Department Stores, Incorporated...............................................      23,800               645,575
    General Motors Corporation............................................................      25,600             1,120,000
    May Department Stores Company.........................................................      27,700             1,087,225
    Time Warner, Incorporated.............................................................      30,900             1,127,850
    Toys "R" Us, Incorporated (1).........................................................      43,900               960,312
    Wal Mart Stores, Incorporated.........................................................      51,000             1,102,875
                                                                                                                 -----------
                                                                                                                   6,249,687

See notes to financial statements.

                                       18
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                           WERTHEIM EQUITY VALUE FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

                                      Name of Issuer
                                    and Title of Issue                                        Shares                Value
------------------------------------------------------------------------------------------  -----------          -----------
COMMON STOCKS
  CONSUMER STAPLES - (11.0%)
    Colgate Palmolive Company.............................................................      18,100           $ 1,253,425
    General Mills, Incorporated...........................................................      20,000             1,147,500
    Heinz H J Company.....................................................................      23,400             1,088,100
    Kimberly Clark Corporation............................................................       9,500               689,938
                                                                                                                 -----------
                                                                                                                   4,178,963

  ENERGY - (9.4%)
    Amoco Corporation.....................................................................      18,200             1,162,525
    Chevron Corporation...................................................................      23,100             1,079,925
    Mobil Corporation.....................................................................      13,200             1,329,900
                                                                                                                 -----------
                                                                                                                   3,572,350

  FINANCE - (12.9%)
    Aetna Life & Casualty Company.........................................................      16,100             1,133,038
    American International Group, Incorporated............................................      17,100             1,442,812
    BankAmerica Corporation...............................................................      17,600             1,012,000
    General Reinsurance Corporation.......................................................       9,200             1,332,850
                                                                                                                 -----------
                                                                                                                   4,920,700

  TECHNOLOGY - (9.9%)
    BMC Software, Incorporated (1)........................................................      22,100               787,313
    Cisco Systems, Incorporated (1).......................................................      11,900               922,250
    International Business Machines.......................................................      12,100             1,176,725
    Novell, Incorporated (1)..............................................................      52,800               871,200
                                                                                                                 -----------
                                                                                                                   3,757,488

  TRANSPORTATION - (2.3%)
    Conrail, Incorporated.................................................................      12,700               873,125
                                                                                                                 -----------

See notes to financial statements.

                                       19
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                           WERTHEIM EQUITY VALUE FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

                                      Name of Issuer
                                    and Title of Issue                                        Shares                Value
------------------------------------------------------------------------------------------  -----------          -----------
COMMON STOCKS
  UTILITIES - (8.8%)
    GTE Corporation.......................................................................      37,700           $ 1,555,125
    Northeast Utilities...................................................................      32,200               796,950
    Public Service Enterprise Group.......................................................      34,500             1,013,438
                                                                                                                 -----------
                                                                                                                   3,365,513
                                                                                                                 -----------
        TOTAL COMMON STOCKS - (COST $32,112,226)                                                                  34,813,475
                                                                                                                 -----------

                                                     Interest   Repurchase   Repurchase
                                                       Rate        Date        Price
                                                    ----------  -----------  ----------
SHORT TERM INVESTMENT - 6.4%
  REPURCHASE AGREEMENT - (6.4%)
    State Street Bank and Trust Company...........      5.250%   11/01/1995  $2,419,353                            2,419,000
                                                                                                                 -----------
    (Dated 10/31/95, collateralized by a
    $2,330,000 United States Treasury Note,
    7.125%, 2/29/00)

        TOTAL SHORT TERM INVESTMENT - (COST $2,419,000)                                                            2,419,000
                                                                                                                 -----------
TOTAL INVESTMENTS - (COST $34,531,226)                                                                  97.8 %    37,232,475
OTHER ASSETS LESS LIABILITIES                                                                            2.2 %       855,875
                                                                                                        -----    -----------
NET ASSETS                                                                                              100.0%   $38,088,350
                                                                                                        -----    -----------
                                                                                                        -----    -----------

(1) Non-income producing security.

See notes to financial statements.

                                       20
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                    WERTHEIM SMALL CAPITALIZATION VALUE FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995

                                      Name of Issuer
                                    and Title of Issue                                        Shares                Value
------------------------------------------------------------------------------------------  -----------          -----------
COMMON STOCKS - 95.4%
  AEROSPACE - (7.6%)
    Whittaker Corporation (1).............................................................      83,000           $ 1,649,625
    Wyman Gordon Company (1)..............................................................     154,800             1,973,700
                                                                                                                 -----------
                                                                                                                   3,623,325

  APPAREL & TEXTILES - (2.0%)
    Fieldcrest Cannon, Incorporated (1)...................................................      50,000               962,500
                                                                                                                 -----------

  BANKS - (6.4%)
    Great Financial Corporation...........................................................      22,500               461,250
    Hibernia Corporation..................................................................     115,000             1,135,625
    Roosevelt Financial Group, Incorporated...............................................      29,000               467,625
    Union Planters Corporation............................................................      33,000             1,010,625
                                                                                                                 -----------
                                                                                                                   3,075,125

  BUSINESS SERVICES - (7.8%)
    Banyan Systems, Incorporated (1)......................................................     126,000               984,375
    Interim Services, Incorporated (1)....................................................      45,800             1,362,550
    Jacobs Engineering Group, Incorporated (1)............................................      64,000             1,400,000
                                                                                                                 -----------
                                                                                                                   3,746,925

  CHEMICALS - (3.0%)
    Om Group Incorporated.................................................................      48,900             1,418,100
                                                                                                                 -----------

  COMPUTERS & BUSINESS EQUIPMENT - (7.6%)
    Data General Corporation (1)..........................................................     150,000             1,725,000
    Stratus Computer, Incorporated (1)....................................................      62,000             1,929,750
                                                                                                                 -----------
                                                                                                                   3,654,750

See notes to financial statements.

                                       21
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                    WERTHEIM SMALL CAPITALIZATION VALUE FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

                                      Name of Issuer
                                    and Title of Issue                                        Shares                Value
------------------------------------------------------------------------------------------  -----------          -----------
COMMON STOCKS
  ELECTRONICS - (9.4%)
    Augat, Incorporated...................................................................      75,000           $ 1,181,250
    Dynatech Corporation (1)..............................................................      80,000             1,200,000
    LTX Corporation (1)...................................................................     172,000             2,128,500
                                                                                                                 -----------
                                                                                                                   4,509,750

  FOOD & BEVERAGES - (5.6%)
    ACX Technologies, Incorporated (1)....................................................      68,000             1,054,000
    Universal Foods Corporation...........................................................      47,000             1,609,750
                                                                                                                 -----------
                                                                                                                   2,663,750

  GAS EXPLORATION - (5.9%)
    Parker & Parsley Petroleum Company....................................................      78,000             1,443,000
    Seagull Energy Corporation (1)........................................................      82,000             1,404,250
                                                                                                                 -----------
                                                                                                                   2,847,250

  HOTELS & RESTAURANTS - (3.4%)
    Marcus Corporation....................................................................      47,500             1,644,687
                                                                                                                 -----------

  HOUSEHOLD APPLIANCES & HOME FURNISHINGS - (3.2%)
    First Alert, Incorporated (1).........................................................      98,000             1,519,000
                                                                                                                 -----------

  INDUSTRIAL MACHINERY - (8.4%)
    Gerber Scientific, Incorporated.......................................................      88,000             1,485,000
    Measurex Corporation..................................................................      43,000             1,322,250
    Watts Industries, Incorporated........................................................      60,000             1,237,500
                                                                                                                 -----------
                                                                                                                   4,044,750

See notes to financial statements.

                                       22
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                    WERTHEIM SMALL CAPITALIZATION VALUE FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

                                      Name of Issuer                                                                Value
                                    and Title of Issue                                        Shares                  -
------------------------------------------------------------------------------------------  -----------
COMMON STOCKS
  INSURANCE - (4.2%)
    Protective Life Corporation...........................................................      54,000           $ 1,539,000
    Western National Corporation..........................................................      35,000               481,250
                                                                                                                 -----------
                                                                                                                   2,020,250

  MEDICAL PRODUCTS - (4.2%)
    Allied Healthcare Products, Incorporated..............................................      28,900               549,100
    Gelman Sciences, Incorporated (1).....................................................      68,000             1,453,500
                                                                                                                 -----------
                                                                                                                   2,002,600

  OFFICE FURNISHINGS & SUPPLIES - (2.5%)
    New England Business Service, Incorporated............................................      62,900             1,210,825
                                                                                                                 -----------

  PETROLEUM SERVICES - (3.1%)
    Input/Output, Incorporated (1)........................................................      39,000             1,457,625
                                                                                                                 -----------

  PUBLISHING - (3.3%)
    Interleaf, Incorporated (1)...........................................................     180,000             1,594,688
                                                                                                                 -----------

  RETAIL TRADE - (3.1%)
    TJX Companies, Incorporated...........................................................     110,900             1,497,150
                                                                                                                 -----------

  SOFTWARE - (2.2%)
    Keane, Incorporated (1)...............................................................      38,200             1,031,400
                                                                                                                 -----------

See notes to financial statements.

                                       23
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                    WERTHEIM SMALL CAPITALIZATION VALUE FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

                                      Name of Issuer
                                    and Title of Issue                                        Shares                Value
------------------------------------------------------------------------------------------  -----------          -----------
COMMON STOCKS
  TRANSPORTATION - (2.5%)
    Wisconsin Central Transport Corporation (1)...........................................      20,000           $ 1,205,000
                                                                                                                 -----------
        TOTAL COMMON STOCKS - (COST $40,868,358)                                                                  45,729,450
                                                                                                                 -----------

                                                     Interest   Repurchase   Repurchase
                                                       Rate        Date        Price
                                                    ----------  -----------  ----------
SHORT TERM INVESTMENT - 5.2%
  REPURCHASE AGREEMENT - (5.2%)
    State Street Bank and Trust Company...........      5.250%   11/01/1995  $2,470,360                            2,470,000
                                                                                                                 -----------
    (Dated 10/31/95, collateralized by a
    $2,375,000 United States Treasury Note,
    7.125%, 2/29/00)

        TOTAL SHORT TERM INVESTMENT - (COST $2,470,000)                                                            2,470,000
                                                                                                                 -----------
TOTAL INVESTMENTS - (COST $43,338,358)                                                                100.6 %     48,199,450
LIABILITIES IN EXCESS OF OTHER ASSETS                                                                  (0.6 )%      (270,496)
                                                                                                      ------     -----------
NET ASSETS                                                                                            100.0 %    $47,928,954
                                                                                                      ------     -----------
                                                                                                      ------     -----------

(1) Non-income producing security.

See notes to financial statements.

                                       24
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                        WERTHEIM HIGH YIELD INCOME FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995

                                      Name of Issuer
                                    and Title of Issue                                        Shares               Value
------------------------------------------------------------------------------------------  -----------         -----------
WARRANTS - 0.0%
  AEROSPACE - (0.0%)
    Sabreliner Corporation................................................................         115          $     1,150
                                                                                                                -----------

  AIR TRANSPORT - (0.0%)
    CHC Helicopter Corporation............................................................         800                1,000
                                                                                                                -----------

  CONGLOMERATES - (0.0%)
    Chatwins Group, Incorporated..........................................................         300                  300
                                                                                                                -----------

  GAMING - (0.0%)
    Hemmeter Enterprises, Incorporated....................................................       9,490                  949
                                                                                                                -----------

  STEEL - (0.0%)
    Gulf States Steel Incorporated Alabama (1)............................................         325                1,625
                                                                                                                -----------
        TOTAL WARRANTS - (COST $32,399)                                                                               5,024
                                                                                                                -----------

                                                     Interest    Maturity    Principal
                                                       Rate        Date        Amount
                                                    ----------  -----------  ----------
BOND UNIT - 1.9%
  DIRECT BROADCAST SATELLITE TV - (1.9%)
    Echostar Communications Corporation (2).......     12.875%   06/01/2004    $620,000                              393,700
                                                                                                                 -----------

        TOTAL BOND UNIT - (COST $355,729)                                                                            393,700
                                                                                                                 -----------

See notes to financial statements.

                                       25
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                        WERTHEIM HIGH YIELD INCOME FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

                  Name of Issuer                     Interest    Maturity    Principal
                and Title of Issue                     Rate        Date        Amount                               Value
--------------------------------------------------  ----------  -----------  ----------                          -----------
CORPORATE BONDS - 90.0%
  AEROSPACE - (1.9%)
    Sabreliner Corporation........................     12.500%   04/15/2003    $425,000                          $   397,375
                                                                                                                 -----------

  AIR TRANSPORT - (10.9%)
    CHC Helicopter Corporation....................     11.500%   07/15/2002     775,000                              685,875
    Northwest Airlines Trust......................     13.875%   06/21/2008     925,000                            1,063,750
    United Air Lines, Incorporated................      9.000%   12/15/2003     450,000                              475,047
                                                                                                                 -----------
                                                                                                                   2,224,672

  APPAREL & TEXTILES - (3.1%)
    Guess, Incorporated...........................      9.500%   08/15/2003     625,000                              625,000
                                                                                                                 -----------

  BANKS - (0.2%)
    California Federal Bank Los Angeles...........     10.000%   01/03/2003      45,000                               47,250
                                                                                                                 -----------

  BUILDING PRODUCTS - (3.0%)
    Schuller International Group, Incorporated....     10.875%   12/15/2004     550,000                              613,250
                                                                                                                 -----------

  CABLE TELEVISION - (11.2%)
    CAI Wireless Systems, Incorporated............     12.250%   09/15/2002     675,000                              718,875
    Heartland Wireless Commerce, Incorporated
      (1).........................................     13.000%   04/15/2003     725,000                              808,375
    Videotron Group Limited.......................     10.625%   02/15/2005     735,000                              777,262
                                                                                                                 -----------
                                                                                                                   2,304,512

  CHEMICALS - (6.0%)
    Indspec Chemical Corporation (2)..............     11.500%   12/01/2003     975,000                              689,813
    TransResources, Incorporated..................     11.875%   07/01/2002     575,000                              546,250
                                                                                                                 -----------
                                                                                                                   1,236,063

See notes to financial statements.

                                       26
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                        WERTHEIM HIGH YIELD INCOME FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

                  Name of Issuer                     Interest    Maturity    Principal
                and Title of Issue                     Rate        Date        Amount                               Value
--------------------------------------------------  ----------  -----------  ----------                          -----------
CORPORATE BONDS
  COMPUTERS & BUSINESS EQUIPMENT - (5.4%)
    Dell Computer Corporation.....................     11.000%   08/15/2000    $550,000                          $   610,500
    Genicom Corporation...........................     12.500%   02/15/1997     495,000                              499,950
                                                                                                                 -----------
                                                                                                                   1,110,450

  CONGLOMERATES - (2.3%)
    Chatwins Group, Incorporated..................     13.000%   05/01/2003     550,000                              459,250
                                                                                                                 -----------

  GAMING - (4.4%)
    Pioneer Finance Corporation...................     13.500%   12/01/1998     250,000                              202,500
    Showboat, Incorporated........................      9.250%   05/01/2008     700,000                              690,375
                                                                                                                 -----------
                                                                                                                     892,875

  GAS EXPLORATION - (3.8%)
    TransTexas Gas Corporation....................     11.500%   06/15/2002     750,000                              785,625
                                                                                                                 -----------

  HOMEBUILDERS - (1.3%)
    Forecast Group................................     11.375%   12/15/2000     475,000                              270,750
                                                                                                                 -----------

  HOTELS & RESTAURANTS - (3.6%)
    Host Marriot Travel Plazas, Incorporated (1)..      9.500%   05/15/2005     750,000                              736,875
                                                                                                                 -----------

  LIFE INSURANCE - (1.8%)
    Presidential Life Corporation.................      9.500%   12/15/2000     365,000                              375,950
                                                                                                                 -----------

  MEDICAL PRODUCTS - (3.6%)
    Abbey Healthcare Group, Incorporated..........      9.500%   11/01/2002     700,000                              733,250
                                                                                                                 -----------

  MEDICAL TECHNOLOGY - (3.0%)
    Wright Medical Technology, Incorporated.......     10.750%   07/01/2000     600,000                              615,000
                                                                                                                 -----------

See notes to financial statements.

                                       27
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                        WERTHEIM HIGH YIELD INCOME FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

                  Name of Issuer                     Interest    Maturity    Principal
                and Title of Issue                     Rate        Date        Amount                               Value
--------------------------------------------------  ----------  -----------  ----------                          -----------
CORPORATE BONDS
  METALS - (3.8%)
    Carbide/Graphite Group, Incorporated..........     11.500%   09/01/2003    $725,000                          $   777,562
                                                                                                                 -----------

  PAPER - (4.3%)
    Malette, Incorporated.........................     12.250%   07/15/2004     650,000                              731,250
    Repap New Brunswick, Incorporated.............      9.875%   07/15/2000     150,000                              153,750
                                                                                                                 -----------
                                                                                                                     885,000

  PUBLISHING - (2.9%)
    K-III Communications Corporation..............     10.625%   05/01/2002     545,000                              584,513
                                                                                                                 -----------

  STEEL - (3.0%)
    Gulf States Steel Incorporated Alabama........     13.500%   04/15/2003     325,000                              294,125
    Sheffield Steel Corporation...................     12.000%   11/01/2001     345,000                              310,500
                                                                                                                 -----------
                                                                                                                     604,625

  TELECOMMUNICATIONS - (7.5%)
    Mobile Telecommunication Tech Corp............     13.500%   12/15/2002     775,000                              875,750
    Paging Network, Incorporated..................      8.875%   02/01/2006     650,000                              651,625
                                                                                                                 -----------
                                                                                                                   1,527,375

See notes to financial statements.

                                       28
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                        WERTHEIM HIGH YIELD INCOME FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

                  Name of Issuer                     Interest    Maturity    Principal
                and Title of Issue                     Rate        Date        Amount                               Value
--------------------------------------------------  ----------  -----------  ----------                          -----------
CORPORATE BONDS
  TRANSPORTATION - (3.0%)
    Sea Containers Limited Series A...............     12.500%   12/01/2004    $150,000                          $   162,750
    Sea Containers Limited Series B...............     12.500%   12/01/2004     425,000                              457,937
                                                                                                                 -----------
                                                                                                                     620,687
                                                                                                                 -----------
        TOTAL CORPORATE BONDS - (COST $17,927,427)                                                                18,427,909
                                                                                                                 -----------


                                                                Repurchase   Repurchase
                                                                   Date        Amount
                                                                -----------  ----------

SHORT TERM INVESTMENT - 2.5%
  REPURCHASE AGREEMENT - (2.5%)
    State Street Bank and Trust Company...........      5.250%   11/01/1995    $516,075                              516,000
                                                                                                                 -----------
    (Dated 10/31/95, collateralized by a $500,000
    United States Treasury Note, 7.125%, 2/29/00)

        TOTAL SHORT TERM INVESTMENT - (COST $516,000)                                                                516,000
                                                                                                                 -----------
TOTAL INVESTMENTS - (COST $18,831,555)                                                                  94.4 %    19,342,633
OTHER ASSETS LESS LIABILITIES                                                                            5.6 %     1,146,312
                                                                                                        -----    -----------
NET ASSETS                                                                                              100.0%   $20,488,945
                                                                                                        -----    -----------
                                                                                                        -----    -----------

(1) Pursuant to Rule 144A of Securities Act of 1933, these securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 1995, these securities aggregated $1,546,875 or 7.5% of net assets of the Fund.
(2) For zero coupon bonds, coupon amount represents the yield to maturity.

See notes to financial statements.

                                       29
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                     WERTHEIM INVESTMENT GRADE INCOME FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995

                Name of Issuer                   Interest    Maturity    Principal
              and Title of Issue                   Rate        Date        Amount                      Value
----------------------------------------------  ----------  -----------  ----------                 -----------
GOVERNMENT AND AGENCY SECURITIES - 41.7%
  COLLATERALIZED MORTGAGE OBLIGATION - (1.0%)
    Federal Home Loan Mortgage Corporation....      6.000%   05/15/2008  $  250,000                 $   244,450
                                                                                                    -----------

  FEDERALLY CHARTERED - (7.9%)
    Federal National Mortgage Association.....      6.320%   12/23/2003     500,000                     494,945
    Federal National Mortgage Association.....      6.360%   08/16/2000     330,000                     334,709
    Federal National Mortgage Association.....      6.400%   09/27/2005     725,000                     729,161
    Federal National Mortgage Association.....      6.480%   02/18/2004     325,000                     319,248
                                                                                                    -----------
                                                                                                      1,878,063

  U.S. GOVERNMENT SECURITIES - (32.8%)
    United States Treasury Notes..............      6.125%   05/15/1998   1,990,000                   2,011,054
    United States Treasury Notes..............      6.125%   07/31/2000     400,000                     405,120
    United States Treasury Notes..............      6.250%   05/31/2000     415,000                     422,395
    United States Treasury Notes..............      6.500%   05/15/2005     500,000                     517,575
    United States Treasury Notes..............      7.250%   08/15/2004   1,250,000                   1,353,588
    United States Treasury Notes..............      7.375%   11/15/1997     900,000                     929,817
    United States Treasury Notes..............      7.500%   10/31/1999     950,000                   1,007,618
    United States Treasury Notes..............      8.250%   07/15/1998     330,000                     350,948
    United States Treasury Bonds..............      7.125%   02/15/2023     700,000                     763,063
                                                                                                    -----------
                                                                                                      7,761,178
                                                                                                    -----------
        TOTAL GOVERNMENT AND AGENCY SECURITIES - (COST $9,443,176)                                    9,883,691
                                                                                                    -----------

See notes to financial statements.

                                       30
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                     WERTHEIM INVESTMENT GRADE INCOME FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

                Name of Issuer                   Interest    Maturity    Principal
              and Title of Issue                   Rate        Date        Amount                      Value
----------------------------------------------  ----------  -----------  ----------                 -----------
CORPORATE BONDS - 49.2%
  FINANCE & BANKING - (24.7%)
    Associates Corporation North America......      6.400%   10/20/2002    $350,000                 $   349,986
    Chase Manhattan Corporation...............      6.500%   01/15/2009     400,000                     379,600
    Chemical New York Corporation.............      9.750%   06/15/1999     525,000                     585,207
    Chrysler Financial Corporation............      7.310%   03/24/1998     400,000                     409,692
    Citicorp..................................      7.125%   09/01/2005     500,000                     514,655
    Dean Witter Discover & Company............      6.875%   03/01/2003     500,000                     508,400
    Ford Motor Credit Company.................      7.750%   03/15/2005     635,000                     678,021
    Ford Motor Credit Company.................      9.250%   06/15/1998     200,000                     215,000
    General Electric Capital Corporation......      7.875%   12/01/2006     500,000                     555,325
    General Motors Acceptance Corporation.....      6.750%   07/18/2003     300,000                     301,386
    General Motors Acceptance Corporation.....      6.750%   10/06/2003     250,000                     250,483
    Household Finance Corporation.............      8.000%   08/01/2004     400,000                     436,136
    NCNB Corporation..........................     10.200%   07/15/2015     100,000                     128,774
    Security Pacific Corporation..............      9.750%   05/15/1999     490,000                     541,891
                                                                                                    -----------
                                                                                                      5,854,556

  INDUSTRIALS - (9.4%)
    American General Corporation..............      7.700%   10/15/1999     235,000                     246,668
    Eli Lilly & Company.......................      8.125%   12/01/2001     225,000                     247,714
    Nabisco Incorporated......................      7.050%   07/15/2007     500,000                     500,715
    Pulte Corporation.........................      7.000%   12/15/2003     665,000                     631,643
    Reebok International Limited..............      6.750%   05/15/2000     200,000                     203,572
    Western National Corporation..............      7.125%   02/15/2004     400,000                     401,248
                                                                                                    -----------
                                                                                                      2,231,560

  LEISURE TIME - (5.3%)
    Carnival Cruise Lines, Incorporated.......      6.150%   10/01/2003     650,000                     630,207
    Royal Caribbean Cruises Limited...........      8.250%   04/01/2005     575,000                     616,918
                                                                                                    -----------
                                                                                                      1,247,125

See notes to financial statements.

                                       31
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                     WERTHEIM INVESTMENT GRADE INCOME FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

                Name of Issuer                   Interest    Maturity    Principal
              and Title of Issue                   Rate        Date        Amount                      Value
----------------------------------------------  ----------  -----------  ----------                 -----------
CORPORATE BONDS
  OIL - (1.2%)
    Chevron Corporation.......................      8.110%   12/01/2004  $  265,000                 $   294,272
                                                                                                    -----------

  RETAIL STORES - (4.0%)
    Penney J C Incorporated...................      6.500%   06/15/2002     600,000                     603,138
    Sears Roebuck & Company...................      9.250%   04/15/1998     325,000                     348,104
                                                                                                    -----------
                                                                                                        951,242

  TRANSPORTATION - (4.6%)
    Federal Express Corporation...............      9.875%   04/01/2002     475,000                     559,930
    Southwest Airlines Company................      7.875%   09/01/2007     300,000                     320,085
    Southwest Airlines Company................      9.250%   02/15/1998     200,000                     212,026
                                                                                                    -----------
                                                                                                      1,092,041
                                                                                                    -----------
        TOTAL CORPORATE BONDS - (COST $11,115,099)                                                   11,670,796
                                                                                                    -----------


                                                            Repurchase   Repurchase
                                                               Date        Amount
                                                            -----------  ----------
SHORT TERM INVESTMENT - 9.3%
  REPURCHASE AGREEMENT - (9.3%)
    State Street Bank and Trust Company.......      5.250%   11/01/1995  $2,200,321                   2,200,000
                                                                                                    -----------
    (Dated 10/31/95, collateralized by a
    $2,115,000 United States Treasury Note,
    7.125%, 2/29/00)

        TOTAL SHORT TERM INVESTMENT - (COST $2,200,000)                                               2,200,000
                                                                                                    -----------
TOTAL INVESTMENTS - (COST $22,758,275)                                                   100.2%      23,754,487
LIABILITIES IN EXCESS OF OTHER ASSETS                                                     (0.2)%        (50,524)
                                                                                         -----      -----------
NET ASSETS                                                                               100.0%     $23,703,963
                                                                                         -----      -----------
                                                                                         -----      -----------

See notes to financial statements.

                                       32
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                      WERTHEIM SHORT-TERM INVESTMENT FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995

                    Name of Issuer                        Interest    Maturity    Principal
                  and Title of Issue                        Rate        Date        Amount                      Value
-------------------------------------------------------  ----------  -----------  ----------                 -----------
ASSET BACKED SECURITY - 1.3%
  AUTO LOAN - (1.3%)
    General Motors Acceptance Corporation Grantor
      Trust............................................      4.150%   03/15/1998  $  450,649                 $   445,250
                                                                                                             -----------
        TOTAL ASSET BACKED SECURITY - (COST $449,873)                                                            445,250
                                                                                                             -----------
GOVERNMENT AND AGENCY SECURITIES - 57.6%
  COLLATERALIZED MORTGAGE OBLIGATIONS (1) - (1.0%)
    Federal National Mortgage Association REMIC (2)....      5.000%   03/25/2023     136,987                     135,188
    Federal National Mortgage Association REMIC (2)....      5.750%   07/25/2009     209,448                     205,224
                                                                                                             -----------
                                                                                                                 340,412

  FEDERAL AGENCIES - (21.8%)
    Federal Home Loan Bank Consolidated Discount
      Notes............................................      5.470%   04/11/1996   1,500,000                   1,464,158
    Federal Home Loan Bank Consolidated Discount
      Notes............................................      5.470%   04/18/1996   1,500,000                   1,462,609
    Federal Home Loan Bank Consolidated Discount
      Notes............................................      5.500%   12/26/1995   1,500,000                   1,487,396
    Federal Home Loan Bank Consolidated Discount
      Notes............................................      5.500%   01/25/1996   1,500,000                   1,481,087
    Federal Home Loan Bank Consolidated Discount
      Notes............................................      5.550%   01/11/1996   1,500,000                   1,484,202
                                                                                                             -----------
                                                                                                               7,379,452

See notes to financial statements.

                                       33
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                      WERTHEIM SHORT-TERM INVESTMENT FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

                    Name of Issuer                        Interest    Maturity    Principal
                  and Title of Issue                        Rate        Date        Amount                      Value
-------------------------------------------------------  ----------  -----------  ----------                 -----------
GOVERNMENT AND AGENCY SECURITIES
  FEDERALLY CHARTERED - (34.8%)
    Federal National Mortgage Association Discount
      Notes............................................      5.450%   04/29/1996  $1,500,000                 $ 1,460,700
    Federal National Mortgage Association Discount
      Notes............................................      5.460%   03/13/1996   1,500,000                   1,470,574
    Federal Home Loan Mortgage Discount Notes..........      5.480%   02/05/1996   1,500,000                   1,478,760
    Federal National Mortgage Association Discount
      Notes............................................      5.480%   03/05/1996   1,500,000                   1,472,344
    Federal National Mortgage Association Discount
      Notes............................................      5.500%   02/20/1996   1,500,000                   1,475,441
    Federal National Mortgage Association Discount
      Notes............................................      5.540%   01/18/1996   1,500,000                   1,482,645
    Federal National Mortgage Association Discount
      Notes............................................      5.550%   12/15/1995   1,500,000                   1,489,825
    Federal National Mortgage Association Discount
      Notes............................................      5.550%   12/29/1995   1,500,000                   1,486,587
                                                                                                             -----------
                                                                                                              11,816,876
                                                                                                             -----------
        TOTAL GOVERNMENT AND AGENCY SECURITIES - (COST $19,531,905)                                           19,536,740
                                                                                                             -----------
CORPORATE NOTES - 8.8%
  FINANCE & BANKING - (4.4%)
    International Bank For Reconstruction & Development
      Discount Note....................................      5.570%   12/04/1995   1,500,000                   1,492,341
                                                                                                             -----------

  INDUSTRIALS - (4.4%)
    Smithkline Beecham, Plc............................      5.250%   01/26/1996   1,500,000                   1,498,395
                                                                                                             -----------

        TOTAL CORPORATE NOTES - (COST $2,975,796)                                                              2,990,736
                                                                                                             -----------

See notes to financial statements.

                                       34
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                      WERTHEIM SHORT-TERM INVESTMENT FUND
                            SCHEDULE OF INVESTMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

                    Name of Issuer                        Interest    Maturity    Principal
                  and Title of Issue                        Rate        Date        Amount                      Value
-------------------------------------------------------  ----------  -----------  ----------                 -----------
COMMERCIAL PAPER - 30.6%
  FINANCIAL SERVICES - (30.6%)
    American Express Company...........................      5.850%   11/20/1995  $1,500,000                 $ 1,495,369
    CIT Group Holdings, Incorporated...................      5.500%   03/11/1996   1,500,000                   1,469,324
    Ford Motor Credit Company..........................      5.620%   02/23/1996   1,500,000                   1,473,305
    General Electric Capital Corporation...............      5.580%   04/01/1996   1,500,000                   1,464,407
    General Motors Acceptance Corporation..............      5.810%   12/08/1995   1,500,000                   1,491,043
    John Deere Capital Corporation.....................      5.700%   11/07/1995   1,500,000                   1,498,575
    Prudential Funding Corporation.....................      5.700%   11/14/1995   1,500,000                   1,496,912
                                                                                                             -----------
        TOTAL COMMERCIAL PAPER - (COST $10,389,844)                                                           10,388,935
                                                                                                             -----------


                                                                     Repurchase   Repurchase
                                                                        Date        Amount
                                                                     -----------  ----------
OTHER SHORT TERM INVESTMENT - 1.7%
  REPURCHASE AGREEMENT - (1.7%)
    State Street Bank and Trust Company................      5.250%   11/01/1995  $  581,085                     581,000
                                                                                                             -----------
    (Dated 10/31/95, collateralized by a
    $560,000 United States Treasury Note,
    7.125%, 2/29/00)

        TOTAL OTHER SHORT TERM INVESTMENT - (COST $581,000)                                                      581,000
                                                                                                             -----------
TOTAL INVESTMENTS - (COST $33,928,418)                                                            100.0%      33,942,661
LIABILITIES IN EXCESS OF OTHER ASSETS                                                               0.0%          (6,783)
                                                                                                  -----      -----------
NET ASSETS                                                                                        100.0%     $33,935,878
                                                                                                  -----      -----------
                                                                                                  -----      -----------

(1) For collateralized mortgage obligations, the period of time that the Fund expects to receive all scheduled principal payments may be shorter than the stated maturity of the obligation.
(2) For zero coupon bonds, coupon amount represents the yield to maturity

See notes to financial statements.

                                       35
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                      STATEMENTS OF ASSETS AND LIABILITIES
                                OCTOBER 31, 1995

                                                            Small
                                           Equity       Capitalization     High Yield     Investment     Short-Term
                                           Value            Value            Income      Grade Income    Investment
                                            Fund             Fund             Fund           Fund           Fund
                                        ------------   ----------------   ------------   ------------   ------------
ASSETS
  Investments in securities, at value
    - Note 2..........................  $ 37,232,475   $    48,199,450    $ 19,342,633   $23,754,487    $ 33,942,661
  Cash................................           237               728             989           566             780
  Dividends receivable................        31,730            12,784               0             0               0
  Interest receivable.................           353               360         638,439       373,475          21,697
  Receivable for securities sold......     1,411,023           167,119         681,200       322,474               0
  Receivable for trust shares sold....        21,812            63,332           3,120            66           1,014
  Deferred organizational costs.......        35,080            35,080          35,080        35,420          32,986
  Prepaid expenses....................        10,119            10,944           8,943         9,086           9,695
  Due from Schroder Wertheim
    Investment Services, Inc. - Note
    3.................................             0                 0           9,319         6,530           1,611
                                        ------------   ----------------   ------------   ------------   ------------
    TOTAL ASSETS......................    38,742,829        48,489,797      20,719,723    24,502,104      34,010,444
LIABILITIES
  Payable for securities purchased....       563,066           294,009         158,153       732,121               0
  Payable for trust shares redeemed...         5,467           163,440           3,879         2,926          11,515
  Advisory fee payable - Note 3.......        27,048            40,733          16,312        11,087          10,028
  Accounts payable and accrued
    expenses..........................        58,898            62,661          48,487        47,407          52,933
  Dividends payable...................             0                 0           3,947         4,600              90
                                        ------------   ----------------   ------------   ------------   ------------
    TOTAL LIABILITIES.................       654,479           560,843         230,778       798,141          74,566
                                        ------------   ----------------   ------------   ------------   ------------
    NET ASSETS........................  $ 38,088,350   $    47,928,954    $ 20,488,945   $23,703,963    $ 33,935,878
                                        ------------   ----------------   ------------   ------------   ------------
                                        ------------   ----------------   ------------   ------------   ------------
NET ASSETS
  CAPITAL PAID-IN.....................  $ 32,165,352   $    43,044,976    $ 21,560,738   $22,413,024    $ 33,959,075
  UNDISTRIBUTED (OVERDISTRIBUTED) NET
    INVESTMENT INCOME.................       339,842                 0            (429)       (4,600)         89,297
  ACCUMULATED NET REALIZED GAIN (LOSS)
    ON INVESTMENTS....................     2,881,907            22,886      (1,582,442)      299,327        (126,737)
  NET UNREALIZED APPRECIATION OF
    INVESTMENTS.......................     2,701,249         4,861,092         511,078       996,212          14,243
                                        ------------   ----------------   ------------   ------------   ------------
    NET ASSETS........................  $ 38,088,350   $    47,928,954    $ 20,488,945   $23,703,963    $ 33,935,878
                                        ------------   ----------------   ------------   ------------   ------------
                                        ------------   ----------------   ------------   ------------   ------------
  NET ASSET VALUE, OFFERING AND
    REDEMPTION PRICE PER SHARE........  $      11.12   $         10.77    $       8.72   $      9.93    $       9.88
  TOTAL SHARES OUTSTANDING AT END OF
    YEAR..............................     3,425,424         4,448,479       2,349,693     2,388,152       3,433,768
  COST OF SECURITIES..................  $ 34,531,226   $    43,338,358    $ 18,831,555   $22,758,275    $ 33,928,418

See notes to financial statements.

                                       36
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                            STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED OCTOBER 31, 1995

                                                               Small
                                              Equity       Capitalization     High Yield     Investment     Short-Term
                                              Value            Value            Income      Grade Income    Investment
                                               Fund             Fund             Fund           Fund           Fund
                                           ------------   ----------------   ------------   ------------   ------------
INVESTMENT INCOME
  Dividend income........................  $    771,894   $       283,467    $     14,342   $         0    $          0
  Interest income........................       117,172           183,054       2,157,981     1,428,953       1,928,255
                                           ------------   ----------------   ------------   ------------   ------------
    TOTAL INCOME.........................       889,066           466,521       2,172,323     1,428,953       1,928,255
EXPENSES
  Investment advisory fees - Note 3......       252,615           349,672         176,520        98,478         131,121
  Administrative fees....................        55,376            60,374          33,721        33,690          55,267
  Custodian fees.........................        39,309            47,901          41,767        37,369          35,744
  Audit fees.............................        21,000            21,000          21,000        21,000          19,000
  Legal fees.............................        21,049            21,049          21,050        21,049          20,000
  Printing expenses......................         8,000             8,000           8,000         8,000           8,000
  Trustees fees..........................         7,600             7,600           7,600         7,600           7,600
  Transfer agent fees....................        47,086            47,393          43,516        40,419          43,036
  Organizational expenses................         9,647             9,647           9,647         9,647           9,647
  Registration fees......................        18,287            17,984          16,530        15,348          21,352
  Insurance..............................         1,189             1,189           1,189         1,189           1,189
  Other..................................         1,812             2,376           2,313         2,292           2,502
  Expenses borne by Schroder Wertheim
    Investment Services, Inc. - Note 3...       (16,285)          (22,164)        (93,036)      (88,653)        (42,642)
                                           ------------   ----------------   ------------   ------------   ------------
    TOTAL EXPENSES.......................       466,685           572,021         289,817       207,428         311,816
                                           ------------   ----------------   ------------   ------------   ------------
    NET INVESTMENT INCOME/(LOSS).........       422,381          (105,500)      1,882,506     1,221,525       1,616,439
                                           ------------   ----------------   ------------   ------------   ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
  NET REALIZED GAIN (LOSS) ON
    INVESTMENTS..........................     2,987,577           226,635      (1,236,881)      396,597         (76,414)
  CHANGE IN NET UNREALIZED APPRECIATION
    OF INVESTMENTS.......................     2,957,170         4,156,231       1,163,750     1,226,836         104,005
                                           ------------   ----------------   ------------   ------------   ------------
    NET GAIN (LOSS)......................     5,944,747         4,382,866         (73,131)    1,623,433          27,591
                                           ------------   ----------------   ------------   ------------   ------------

NET INCREASE IN NET ASSETS RESULTING FROM
  OPERATIONS                               $  6,367,128   $     4,277,366    $  1,809,375   $ 2,844,958    $  1,644,030
                                           ------------   ----------------   ------------   ------------   ------------
                                           ------------   ----------------   ------------   ------------   ------------

See notes to financial statements.

                                       37
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                      STATEMENTS OF CHANGES IN NET ASSETS
                                OCTOBER 31, 1995

                                                                          SMALL CAPITALIZATION
                                              EQUITY VALUE FUND                VALUE FUND
                                          --------------------------   --------------------------
                                             YEAR          PERIOD         YEAR          PERIOD
                                             ENDED         ENDED          ENDED         ENDED
                                           10/31/95     10/31/94(1)     10/31/95     10/31/94(1)
                                          -----------   ------------   -----------   ------------
INCREASE IN NET ASSETS
  From operations:
    Net investment income/(loss)........  $   422,381   $    132,970   $  (105,500)  $     10,391
    Net realized gain (loss) on
      investments.......................    2,987,577       (105,670)      226,635       (185,520)
    Change in net unrealized
      appreciation (depreciation) of
      investments.......................    2,957,170       (255,921)    4,156,231        704,861
                                          -----------   ------------   -----------   ------------
    Net increase (decrease) in net
      assets resulting from
      operations........................    6,367,128       (228,621)    4,277,366        529,732
  Net equalization credits - Note 2.....            0              0             0              0
  Dividends and distributions to
    Shareholders:
    From net investment income..........     (217,293)             0       (11,130)             0
    In excess of net investment
      income............................            0              0             0              0
    Tax return of capital...............            0              0             0              0
  Net increase from trust share
    transactions........................   10,629,016     21,518,120    22,469,797     20,643,189
                                          -----------   ------------   -----------   ------------
    TOTAL INCREASE......................   16,778,851     21,289,499    26,736,033     21,172,921
  Net Assets
    Beginning of period.................   21,309,499         20,000    21,192,921         20,000
                                          -----------   ------------   -----------   ------------
    End of period (a)...................  $38,088,350   $ 21,309,499   $47,928,954   $ 21,192,921
                                          -----------   ------------   -----------   ------------
                                          -----------   ------------   -----------   ------------
(a) Including undistributed
  (overdistributed) net investment
  income................................  $   339,842   $    132,970   $         0   $     10,391

(1) For the period February 16, 1994 (commencement of investment operations) through October 31, 1994.
(2) For the period February 22, 1994 (commencement of investment operations) through October 31, 1994.
(3) For the period January 11, 1994 (commencement of investment operations) through October 31, 1994.

See notes to financial statements.

                                       38
                               WSIS SERIES TRUST

                                                  HIGH YIELD                INVESTMENT GRADE                SHORT-TERM
                                                 INCOME FUND                  INCOME FUND                INVESTMENT FUND
                                          --------------------------   --------------------------   --------------------------
                                             YEAR          PERIOD         YEAR          PERIOD         YEAR          PERIOD
                                             ENDED         ENDED          ENDED         ENDED          ENDED         ENDED
                                           10/31/95     10/31/94(1)     10/31/95     10/31/94(2)     10/31/95     10/31/94(3)
                                          -----------   ------------   -----------   ------------   -----------   ------------
INCREASE IN NET ASSETS
  From operations:
    Net investment income/(loss)........  $ 1,882,506   $    469,541   $ 1,221,525   $    226,910   $ 1,616,439   $    522,157
    Net realized gain (loss) on
      investments.......................   (1,236,881)      (266,898)      396,597        (88,586)      (76,414)        (4,524)
    Change in net unrealized
      appreciation (depreciation) of
      investments.......................    1,163,750       (652,672)    1,226,836       (230,624)      104,005        (89,762)
                                          -----------   ------------   -----------   ------------   -----------   ------------
    Net increase (decrease) in net
      assets resulting from
      operations........................    1,809,375       (450,029)    2,844,958        (92,300)    1,644,030        427,871
  Net equalization credits - Note 2.....        7,770         85,325        17,649         24,789             0              0
  Dividends and distributions to
    Shareholders:
    From net investment income..........   (1,875,254)      (469,541)   (1,238,821)      (226,910)   (1,617,411)      (521,908)
    In excess of net investment
      income............................            0        (15,022)            0           (353)            0              0
    Tax return of capital...............            0        (70,263)            0        (24,436)            0              0
  Net increase from trust share
    transactions........................    4,591,461     16,855,123     9,174,957     13,204,430     3,137,885     30,845,411
                                          -----------   ------------   -----------   ------------   -----------   ------------
    TOTAL INCREASE......................    4,533,352     15,935,593    10,798,743     12,885,220     3,164,504     30,751,374
  Net Assets
    Beginning of period.................   15,955,593         20,000    12,905,220         20,000    30,771,374         20,000
                                          -----------   ------------   -----------   ------------   -----------   ------------
    End of period (a)...................  $20,488,945   $ 15,955,593   $23,703,963   $ 12,905,220   $33,935,878   $ 30,771,374
                                          -----------   ------------   -----------   ------------   -----------   ------------
                                          -----------   ------------   -----------   ------------   -----------   ------------
(a) Including undistributed
  (overdistributed) net investment
  income................................  $      (429)  $    (15,022)  $    (4,600)  $       (353)  $    89,297   $        249


                                       39
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                              FINANCIAL HIGHLIGHTS
                 FOR A SHARE OUTSTANDING THROUGHOUT THE PERIOD

                                                                    SMALL CAPITALIZATION
                                     EQUITY VALUE FUND                   VALUE FUND
                                ---------------------------      ---------------------------
                                OCTOBER 31,    OCTOBER 31,       OCTOBER 31,    OCTOBER 31,
                                    1995         1994(1)             1995         1994(1)
                                ------------   ------------      ------------   ------------
NET ASSET VALUE AT BEGINNING
  OF PERIOD...................  $      9.45    $     10.00       $      9.77    $     10.00
INCOME FROM INVESTMENT
  OPERATIONS:
  Net Investment Income/(Loss)
    (4).......................         0.11           0.06             (0.03)          0.00
  Net Realized and Unrealized
    Gain (Loss) on
    Investments...............         1.63          (0.61)             1.03          (0.23)
                                ------------   ------------      ------------   ------------
  TOTAL FROM INVESTMENT
    OPERATIONS................         1.74          (0.55)             1.00          (0.23)
                                ------------   ------------      ------------   ------------
LESS DISTRIBUTIONS:
  From Net Investment
    Income....................        (0.07)          0.00              0.00           0.00
  In Excess of Net Investment
    Income....................         0.00           0.00              0.00           0.00
  Tax Return of Capital.......         0.00           0.00              0.00           0.00
                                ------------   ------------      ------------   ------------
  Total Distributions.........        (0.07)          0.00              0.00           0.00
                                ------------   ------------      ------------   ------------
NET ASSET VALUE AT END OF
  PERIOD......................  $     11.12    $      9.45       $     10.77    $      9.77
                                ------------   ------------      ------------   ------------
                                ------------   ------------      ------------   ------------
TOTAL RETURN..................        18.63%         (5.50)%(5)        10.27%         (2.30)%(5)
RATIOS & SUPPLEMENTAL DATA
  Net Assets at End of Period
    (000's)...................  $    38,088    $    21,309       $    47,929    $    21,193
  Ratio of Operating Expenses
    to Average Net Assets
    (4).......................         1.40%          1.30%(6)          1.56%          1.45%(6)
  Ratio of Net Investment
    Income to Average Net
    Assets....................         1.27%          1.37%(6)         (0.29)%         0.17%(6)
  Portfolio Turnover Rate.....        83.15%        102.56%            45.74%         18.53%

(1) For the period February 16, 1994 (commencement of investment operations) through October 31, 1994.
(2) For the period February 22, 1994 (commencement of investment operations) through October 31, 1994.
(3) For the period January 11, 1994 (commencement of investment operations) through October 31, 1994.
Notes to Financial Highlights continued on page 41.

See notes to financial statements.

                                       40
                               WSIS SERIES TRUST

                                        HIGH YIELD                    INVESTMENT GRADE                    SHORT-TERM
                                        INCOME FUND                      INCOME FUND                    INVESTMENT FUND
                                ---------------------------      ---------------------------      ---------------------------
                                OCTOBER 31,    OCTOBER 31,       OCTOBER 31,    OCTOBER 31,       OCTOBER 31,    OCTOBER 31,
                                    1995         1994(1)             1995         1994(2)             1995         1994(3)
                                ------------   ------------      ------------   ------------      ------------   ------------
NET ASSET VALUE AT BEGINNING
  OF PERIOD...................  $      8.79    $     10.00       $      9.14    $     10.00       $      9.88    $     10.00
INCOME FROM INVESTMENT
  OPERATIONS:
  Net Investment Income/(Loss)
    (4).......................         0.84           0.48              0.59           0.34              0.49           0.30
  Net Realized and Unrealized
    Gain (Loss) on
    Investments...............        (0.07)         (1.14)             0.79          (0.83)             0.00          (0.12)
                                ------------   ------------      ------------   ------------      ------------   ------------
  TOTAL FROM INVESTMENT
    OPERATIONS................         0.77          (0.66)             1.38          (0.49)             0.49           0.18
                                ------------   ------------      ------------   ------------      ------------   ------------
LESS DISTRIBUTIONS:
  From Net Investment
    Income....................        (0.84)         (0.47)            (0.59)         (0.34)            (0.49)         (0.30)
  In Excess of Net Investment
    Income....................         0.00          (0.01)             0.00           0.00              0.00           0.00
  Tax Return of Capital.......         0.00          (0.07)             0.00          (0.03)             0.00           0.00
                                ------------   ------------      ------------   ------------      ------------   ------------
  Total Distributions.........        (0.84)         (0.55)            (0.59)         (0.37)            (0.49)         (0.30)
                                ------------   ------------      ------------   ------------      ------------   ------------
NET ASSET VALUE AT END OF
  PERIOD......................  $      8.72    $      8.79       $      9.93    $      9.14       $      9.88    $      9.88
                                ------------   ------------      ------------   ------------      ------------   ------------
                                ------------   ------------      ------------   ------------      ------------   ------------
TOTAL RETURN..................         9.16%         (6.60)%(5)        15.62%         (4.90)%(5)         5.02%          1.83%(5)
RATIOS & SUPPLEMENTAL DATA
  Net Assets at End of Period
    (000's)...................  $    20,489    $    15,956       $    23,704    $    12,905       $    33,936    $    30,771
  Ratio of Operating Expenses
    to Average Net Assets
    (4).......................         1.48%          1.30%(6)          1.06%          0.87%(6)          0.95%          0.78%(6)
  Ratio of Net Investment
    Income to Average Net
    Assets....................         9.67%          9.67%(6)          6.35%          6.39%(6)          4.91%          4.48%(6)
  Portfolio Turnover Rate.....       149.58%         59.30%           113.50%        155.63%            27.86%         71.38%

(4) Net Investment Income is after reimbursement of certain expenses by Schroder Wertheim Investment Services, Inc. (See Note 3
  to   the  Trust's  financial  statements.)  Had  the  Investment  Adviser  not undertaken to pay or reimburse expenses related to the Funds, the Net Investment Income per share and Ratio of Operating Expenses to Average Net Assets would have been as follows: Wertheim Equity Value Fund: 1995 - $0.11 and 1.45%; 1994 - $0.02 and 2.17%; Wertheim Small Capitalization Value Fund:
    1995  - ($0.03)  and 1.62%;  1994 - ($0.04)  and 3.15%;  Wertheim High Yield
    Income Fund:  1995 -  $0.80 and  1.96%;  1994 -  $0.44 and  3.59%,  Wertheim
    Investment Grade Income Fund: 1995 - $0.56 and 1.50%; 1994 - $0.21 and 3.98%; and Wertheim Short-Term Investment Fund: 1995 - $0.47 and 1.08%; 1994
    - $0.24 and 1.66%, respectively.
(5) Not annualized.
(6) Annualized.

                                       41
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                         NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1995

NOTE 1 -- ORGANIZATION

WSIS Series Trust (the "Trust") is a diversified open-end series management investment company registered under the Investment Company Act of 1940, as amended. The Trust was organized as a business trust under the laws of The Commonwealth of Massachusetts on May 6, 1993. The Trust has an unlimited number of authorized shares, which are divided into five separate investment portfolios --Wertheim Equity Value Fund, Wertheim Small Capitalization Value Fund, Wertheim High Yield Income Fund, Wertheim Investment Grade Income Fund and Wertheim Short-Term Investment Fund (collectively, the "Funds").

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS: Equity securities traded on a national securities exchange are valued at their last reported sale price on the principal exchange; or, if traded in the over-the-counter market or on a national securities exchange for which no sales took place on the day of valuation, at the last available bid price. Debt securities are valued on the basis of valuations provided by a pricing service that determines valuations for normal institutional size trading units of debt securities, or through obtaining independent quotes from market makers. Short-term debt instruments with a remaining maturity of 60 days or less are valued at amortized cost, which approximates market value. Securities for which current market quotations are not readily available are valued at fair value as determined in accordance with procedures approved by the Trust's Board of Trustees.

REPURCHASE AGREEMENTS: Funds enter into repurchase agreements with approved institutions and are collateralized by U.S. Government securities. The Trust's custodian takes possession of the underlying securities, the market value of which at the time of purchase at least equals the resale price, principal amount plus interest, of the repurchase transaction. To the extent that any repurchase transaction exceeds one business day, the value of the underlying securities is marked-to-market on a daily basis to ensure the adequacy of the underlying securities. Schroder Wertheim Investment Services, Inc. ("Schroder"), investment adviser to the Trust, is responsible for determining that the value of the underlying securities is at all times at least equal to the resale price. In the event of default by the seller to repurchase the securities, a Fund could realize a loss on the sale of the underlying securities to the extent that the proceeds of sale, including accrued interest, is less than the resale price of the repurchase agreement. If the seller should be involved in bankruptcy or insolvency proceedings, realization and/or retention of the underlying securities, or proceeds may be subject to legal proceedings.

INVESTMENT TRANSACTIONS: Investment security transactions are recorded as of trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost.

                                       42
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                         NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

INVESTMENT INCOME: Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

EXPENSES: Expenses are recorded on an accrual basis. Most of the expenses of the Trust can be directly attributed to a specific Fund. Expenses not directly attributed to a specific Fund are allocated among the Funds in such a manner as deemed equitable by the Trustees.

DISTRIBUTIONS TO SHAREHOLDERS: Distributions to shareholders from net investment income are declared and distributed at least annually for Wertheim Equity Value Fund and Wertheim Small Capitalization Value Fund; declared and distributed monthly for Wertheim High Yield Income Fund and Wertheim Investment Grade Income Fund; and declared daily and distributed monthly for Wertheim Short-Term Investment Fund. Distributions from net realized capital gains, if any, are declared and distributed at least annually. Distributions are recorded on the ex-dividend date.

DEFERRED ORGANIZATION COSTS: Costs and expenses of the Trust paid by Schroder and its affiliates in connection with the organization of the Trust and the initial public offering of its shares have been deferred by the Trust and are being amortized on a straight-line basis from the date operations commenced over a period that it is expected a benefit will be realized, not to exceed five years.

Schroder has agreed with respect to each of the Funds that, if any of the initial shares of a Fund are redeemed during such amortization period by any holder thereof, the redemption proceeds will be reduced for any unamortized organization expenses in the same ratio as the number of shares redeemed bears to the number of initial shares held at the time of redemption.

EQUALIZATION: Wertheim High Yield Income Fund and Wertheim Investment Grade Income Fund follow an accounting practice known as equalization by which a portion of the proceeds from sales and costs of redemptions of Fund shares equivalent, on a per share basis, to the amount of undistributed net investment income on the date of the transaction is credited or charged to undistributed net investment income. As a result, undistributed net investment income per share is unaffected by sales and redemptions of the above listed Fund's shares.

FEDERAL INCOME TAXES: It is the intention of the Trust for each Fund to qualify as a "regulated investment company" by complying with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended. By so qualifying, the Funds will not be subject to federal income taxes to the extent that, among other things, they distribute substantially all

                                       43
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                         NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

of their taxable income, including realized capital gains, for the fiscal year. In addition, by distributing during each calendar year substantially all of their net investment income, capital gains and certain other amounts, if any, the Funds will not be subject to a federal excise tax.

As of October 31, 1995, realized capital loss carryforwards, for Federal income tax purposes, available to be used to offset future realized capital gains are as follows: Wertheim High Yield Income Fund has $1,582,442 ($247,397 expiring on October 31, 2002 and $1,335,045 expiring on October 31, 2003); and Wertheim Short-Term Investment Fund has $126,737 ($4,524 expiring on October 31, 2002 and $122,213 expiring on October 31, 2003).

Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for market discount, losses deferred due to wash sales and excise tax regulations.

At October  31,  1995, the  Trust  reclassified the  following  amounts  between
paid-in   capital,  accumulated  undistributed  net  realized  gain  (loss)  and accumulated undistributed net investment income

                                                                                               Increase/(Decrease)
                                                                          Increase/(Decrease)     Accumulated
                                                     Increase/(Decrease)  Undistributed Net         Realized
                                                      Paid-in Capital     Investment Income       Gain/(Loss)
                                                     ------------------   ------------------   ------------------

Wertheim Equity Value Fund.........................  $     (1,045)        $      1,045         $          0
Wertheim Small Capitalization Value Fund...........       (87,271)             105,500              (18,229)
Wertheim High Yield Income Fund....................        79,092                 (429)             (78,663)
Wertheim Investment Grade Income Fund..............        13,284               (4,600)              (8,684)
Wertheim Short-Term Investment Fund................       (43,498)              89,297              (45,799)

These reclassifications had no impact on the net asset value of the Funds and are designed to present each Fund's capital accounts on a tax basis.

NOTE 3 -- INVESTMENT ADVISORY FEES AND ADMINISTRATION AGREEMENT

The Trust has entered into an investment advisory agreement with Schroder. Under the agreement, Schroder provides investment management services, and receives for its services compensation monthly at the following annual rates based on

                                       44
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                         NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

average daily net assets of each Fund taken separately: 0.75% for Wertheim Equity Value Fund; 0.95% for Wertheim Small Capitalization Value Fund; 0.90% for Wertheim High Yield Income Fund; 0.50% for Wertheim Investment Grade Income Fund; and 0.40% for Wertheim Short-Term Investment Fund.

The Trust has also entered into an Administration Agreement with State Street Bank and Trust Company ("State Street"). Under the Administration Agreement, the Trust pays compensation to State Street at the following annual rates based on the average daily net assets of each Fund taken separately: 0.08% of the first $125 million of each Fund's average daily net assets, 0.06% of the next $125 million of each Fund's average daily net assets and 0.04% of each Fund's average daily net assets in excess of $250 million, subject to certain minimum requirements.

In order to limit the Funds' expenses, Schroder voluntarily agreed to reduce its compensation and, if necessary, to pay certain expenses of each of the Funds until March 1, 1995, with respect to each of the Funds to the extent that a Fund's expenses, other than Schroder's compensation, brokerage, interest, taxes, deferred organizational expenses, and extraordinary expenses exceed the following annual rates: 0.55% of average daily net assets of Wertheim Equity Value Fund; 0.50% of average daily net assets of Wertheim Small Capitalization Value Fund; 0.40% of average daily net assets of Wertheim High Yield Income Fund; 0.37% of average daily net assets of Wertheim Investment Grade Income Fund; and 0.38% of average daily net assets of Wertheim Short-Term Investment Fund. Schroder has voluntarily agreed to extend the limitation until October 31, 1996, at the following annual rates: 0.80% of average daily net assets of Wertheim Equity Value Fund; 0.75% of average daily net assets of Wertheim Small Capitalization Value Fund; 0.65% of average daily net assets of Wertheim High Yield Income Fund; 0.62% of average daily net assets of Wertheim Investment Grade Income Fund; and 0.63% of average daily net assets of Wertheim Short-Term Investment Fund. The Trust pays all expenses not assumed by Schroder, including Trustees' fees, auditing, legal, custodial, and investor servicing and shareholder reporting expenses.

NOTE 4 -- TRANSACTIONS WITH AFFILIATES

BROKERAGE COMMISSIONS: Brokerage commissions received by affiliates of the Trust's investment adviser, from portfolio transactions conducted with the Funds during the year ended October 31, 1995, amounted to $7,732.

TRUSTEES' FEES: The Trust pays no compensation to Trustees who are employees of Schroder. Trustees who are not Schroder employees receive an annual fee of $5,000 and an additional fee of $1,500 for each Trustees' meeting attended.

                                       45
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                         NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

NOTE 5 -- INVESTMENT TRANSACTIONS

Purchases and proceeds from sales and maturities of investments, excluding short-term securities for each Fund, for the year ended October 31, 1995 were as follows:

                                                       Non-                      Non-
                                                    Government   Government   Government   Government
                                                     Purchases    Purchases      Sales        Sales
                                                    -----------  -----------  -----------  -----------

Wertheim Equity Value Fund........................  $34,732,072  $         0  $25,884,564  $         0
Wertheim Small Capitalization Value Fund..........   37,194,710            0   15,329,651            0
Wertheim High Yield Income Fund...................   30,970,119            0   27,234,448            0
Wertheim Investment Grade Income Fund.............   12,465,486   16,837,158   10,263,150   10,693,230
Wertheim Short-Term Investment Fund...............    2,993,280            0    3,819,462   15,072,673

The identified cost for federal income tax purposes of investments owned by each Fund and their respective gross unrealized appreciation and depreciation at October 31, 1995 were as follows:

                                                                        Gross Unrealized      Net Unrealized
                                                       Identified         Appreciation         Appreciation
                                                          Cost           (Depreciation)       (Depreciation)
                                                      ------------   -----------------------  ---------------

Wertheim Equity Value Fund..........................  $34,577,510    $3,687,734  ($1,032,769) $    2,654,965
Wertheim Small Capitalization Value Fund............   43,341,246     7,097,964  (2,239,760)       4,858,204
Wertheim High Yield Income Fund.....................   18,831,566       839,683    (328,616)         511,067
Wertheim Investment Grade Income Fund...............   22,758,621     1,004,369      (8,503)         995,866
Wertheim Short-Term Investment Fund.................   33,928,418        23,835      (9,592)          14,243

                                       46
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                         NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

NOTE 6 -- SHAREHOLDERS' TRANSACTIONS

Following is a summary of shareholder transactions for each Fund:

                                                                                Period from February 16,
                                                             Year Ended                   1994
                                                          October 31, 1995        to October 31, 1994
                                                        Shares      Dollars       Shares      Dollars
                                                      ----------  ------------  ----------  ------------
WERTHEIM EQUITY VALUE FUND
  Shares sold.......................................   2,234,169  $ 21,323,054   4,996,170  $ 48,195,340
  Shares issued to shareholders in reinvestment.....      23,861       216,153           0             0
  Shares redeemed...................................  (1,087,443)  (10,910,191) (2,743,333)  (26,677,220)
                                                      ----------  ------------  ----------  ------------
  Net increase......................................   1,170,587  $ 10,629,016   2,252,837  $ 21,518,120
                                                      ----------  ------------  ----------  ------------
                                                      ----------  ------------  ----------  ------------


                                                                                Period from February 16,
                                                             Year Ended                   1994
                                                          October 31, 1995        to October 31, 1994
                                                        Shares      Dollars       Shares      Dollars
                                                      ----------  ------------  ----------  ------------
WERTHEIM SMALL CAPITALIZATION VALUE FUND
  Shares sold.......................................   3,098,020  $ 30,759,624   2,308,194  $ 22,011,948
  Shares issued to shareholders in reinvestment.....       1,129        10,971           0             0
  Shares redeemed...................................    (820,811)   (8,300,798)   (140,053)   (1,368,759)
                                                      ----------  ------------  ----------  ------------
  Net increase......................................   2,278,338  $ 22,469,797   2,168,141  $ 20,643,189
                                                      ----------  ------------  ----------  ------------
                                                      ----------  ------------  ----------  ------------

                                                                                Period from February 16,
                                                             Year Ended                   1994
                                                          October 31, 1995        to October 31, 1994
                                                        Shares      Dollars       Shares      Dollars
                                                      ----------  ------------  ----------  ------------
WERTHEIM HIGH YIELD INCOME FUND
  Shares sold.......................................   1,003,992  $  8,719,371   1,909,620  $ 17,802,573
  Shares issued to shareholders in reinvestment.....     201,685     1,754,861      57,625       515,036
  Shares redeemed...................................    (671,847)   (5,875,001)   (153,382)   (1,377,161)
  Income equalization received......................           0        (7,770)          0       (85,325)
                                                      ----------  ------------  ----------  ------------
  Net increase......................................     533,830  $  4,591,461   1,813,863  $ 16,855,123
                                                      ----------  ------------  ----------  ------------
                                                      ----------  ------------  ----------  ------------

                                       47
                               WSIS SERIES TRUST

                               WSIS SERIES TRUST
                         NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1995
                                  -CONTINUED-

                                                                                Period from February 22,
                                                             Year Ended                   1994
                                                          October 31, 1995        to October 31, 1994
                                                        Shares      Dollars       Shares      Dollars
                                                      ----------  ------------  ----------  ------------
WERTHEIM INVESTMENT GRADE INCOME FUND
  Shares sold.......................................   1,636,204  $ 15,312,312   2,269,033  $ 21,290,294
  Shares issued to shareholders in reinvestment.....     124,830     1,193,295      24,801       230,657
  Shares redeemed...................................    (785,028)   (7,313,001)   (883,688)   (8,291,732)
  Income equalization received......................           0       (17,649)          0       (24,789)
                                                      ----------  ------------  ----------  ------------
  Net increase......................................     976,006  $  9,174,957   1,410,146  $ 13,204,430
                                                      ----------  ------------  ----------  ------------
                                                      ----------  ------------  ----------  ------------


                                                                                Period from January 11,
                                                             Year Ended                   1994
                                                          October 31, 1995        to October 31, 1994
                                                        Shares      Dollars       Shares      Dollars
                                                      ----------  ------------  ----------  ------------
WERTHEIM SHORT-TERM INVESTMENT FUND
  Shares sold.......................................   2,016,637  $ 19,914,676   6,613,581  $ 65,551,871
  Shares issued to shareholders in reinvestment.....     162,019     1,599,931      44,254       437,876
  Shares redeemed...................................  (1,860,847)  (18,376,722) (3,543,876)  (35,144,336)
                                                      ----------  ------------  ----------  ------------
  Net increase......................................     317,809  $  3,137,885   3,113,959  $ 30,845,411
                                                      ----------  ------------  ----------  ------------
                                                      ----------  ------------  ----------  ------------

NOTE 7 -- BENEFICIAL INTEREST

The following schedule shows the number of shareholders each owning 5% or more of a Fund and the total percentage of the Fund held by such shareholders.

                                                                                    5% or Greater Shareholders
                                                                                  ------------------------------
                                                                                     Number      % of Fund Held
                                                                                  -------------  ---------------
Wertheim Equity Value Fund......................................................            2          27.04%
Wertheim Small Capitalization Value Fund........................................            2          19.80%
Wertheim High Yield Income Fund.................................................            2          22.94%
Wertheim Investment Grade Income Fund...........................................            4          54.86%

                                       48
                               WSIS SERIES TRUST

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and
Board of Trustees of WSIS Series Trust:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of WSIS Series Trust (a Massachusetts business trust comprising, respectively, the Wertheim Equity Value Fund, Wertheim Small Capitalization Value Fund, Wertheim High Yield Income Fund, Wertheim Investment Grade Income Fund and Wertheim Short-Term Investment Fund) as of October 31, 1995 and the related statements of operations for the year then ended, and the statements of changes in net assets and the financial highlights for the year then ended and the period ended October 31, 1994. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective funds constituting the WSIS Series Trust as of October 31, 1995 the results of their operations for the year then ended, and the changes in their net assets and the financial highlights for the year then ended and the period ended October 31, 1994 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

New York, New York
December 14, 1995

                                       49
                               WSIS SERIES TRUST

                 (This page has been left blank intentionally.)

                                       50
                               WSIS SERIES TRUST

INVESTMENT MANAGER
Schroder Wertheim Investment Services, Inc.

OFFICERS
E. William Smethurst, Jr., Chairman
Laura E. Luckyn-Malone, President
David Gibson, Vice President
Jane P. Lucas, Vice President
Mark J. Smith, Vice President
Catherine A. Mazza, Clerk
Robert Jackowitz, Treasurer
Barbara Gottlieb, Assistant Clerk

TRUSTEES
E. William Smethurst, Jr.
Peter S. Knight
Michael R. Steed
David N. Dinkins

TRANSFER AND SHAREHOLDER SERVICING AGENT
Boston Financial Data Services, Inc.

CUSTODIAN
State Street Bank and Trust Company

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP

 The information contained in this report is intended for the general information of the shareholders of the Trust. This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current Trust prospectus which contains important information concerning the Trust.

                                       51
                               WSIS SERIES TRUST